UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For November 10, 2005.
Commission File Number 1-14642
ING Groep N.V.

(Translation of registrant’s name into English)
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226), AND THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS: 333-11368, 333-11414, 333-13038, 333-13664, 333-13668, 333-14254, 333-14252, 333-81564, 333-92220 AND 333-108833) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on November 10, 2005

Amsterdam • 10 November 2005
ING Group net profit rises 23.5% to EUR 5,370 million in 1st 9 months
Key growth engines continue to drive strong results across the Group
•	Earnings per share rise 20% to EUR 2.47 from EUR 2.06
•	Underlying profit before tax increases 17% to EUR 6,360 million
•	Value of new life insurance business in developing markets up 34%, driven by Asia
•	Strong growth of retirement services and pensions in U.S. and Central Europe
•	Higher returns due to focus on value creation: RAROC after tax 22.8%, IRR 12.8%
•	ING Direct profit rises 41% in third quarter from second as interest margin improves
Chairman’s statement
“ING posted strong profit growth, driven by a solid performance of the underlying business due to our continued focus on improving execution and investing for growth and value creation. Underlying results in the third quarter were particularly strong, resulting in a record profit,” said Michel Tilmant, Chairman of the Executive Board.
“Our three growth engines continued to show solid growth. ING Direct’s profit grew 41% in the third quarter from the second quarter as the interest margin improved and robust growth continued in both savings and mortgages. The life insurance activities in developing markets, in particular Central Europe and Asia, posted strong growth in both premium income and the value of new business, accounting for 42% of the total new business value of the Group. The retirement services business in the U.S. posted good growth in earnings by focusing on the most attractive market segments, and the pension fund assets in Central Europe grew by 33%.”
“ING’s businesses in the mature markets also made a solid contribution to profit growth. The retail banking activities in the Netherlands and Belgium both posted sharp increases, driven by growth in savings and mortgages. The wholesale banking activities showed top-line growth while continuing to benefit from low risk costs in a benign credit environment. Profit from the U.S. life businesses grew strongly, driven by asset growth and higher margins.”
“We continue to focus our attention on controlling underlying expenses, and have taken steps to improve efficiency in mature markets, resulting in some one-time costs. We announced an efficiency programme at Nationale-Nederlanden in May, and in the third quarter we took steps to streamline our IT organisation in the Benelux. Further measures were announced last week, including outsourcing and a reduction of internal and third-party staff. Combined, those measures are expected to reduce annual expenses by more than EUR 460 million in the coming years.”
“The strong underlying performance of the business was underpinned by favourable market conditions, including investment gains and historically low credit losses both for bank lending and fixed-income investments. We see no sign yet of a deterioration in the credit environment, however risk costs are expected to gradually return to normal levels. We remain positive about results for the remainder of the year, barring unforeseen circumstances in financial markets.”

All figures compare first nine months 2005 with first nine months 2004 unless otherwise stated.
Comparable figures for 2004 exclude IAS 32, 39 and IFRS 4.

Press conference call: 10 November, 9:30 a.m. CET. Presentation at www.ing.com
Listen in: NL +31 20 796-5001 UK +44 207-154-2666
Analyst presentation: 10 November, 11:15 a.m. CET, ING House, Amsterdam. Presentation & webcast www.ing.com
Analyst call: 10 November, 4 p.m. CET. Listen in: NL +31 20-794-8504 UK +44 207-190-1595 US +1 303-262-0078

Media relations +31 20 541 6522	Investor relations +31 20 541 5571

1.1 ING Group
Table 1. ING Group key figures

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Underlying profit before tax[1]:
- Insurance Europe	1,460	1,247	17.1%	465	397	17.1%
- Insurance Americas	1,555	1,184	31.3%	569	395	44.1%
- Insurance Asia/Pacific	339	361	-6.1%	114	97	17.5%
- Other[2]	-397	-93		-44	253

Underlying profit before tax from Insurance	2,957	2,699	9.6%	1,104	1,142	-3.3%

- Wholesale Banking	1,774	1,555	14.1%	568	471	20.6%
- Retail Banking	1,309	994	31.7%	501	350	43.1%
- ING Direct	433	317	36.6%	179	114	57.0%
- Other[3]	-113	-131		-3	-85

Underlying profit before tax from Banking	3,403	2,735	24.4%	1,245	850	46.5%

Total underlying profit before tax	6,360	5,434	17.0%	2,349	1,992	17.9%
Special items		296			67

Total profit before tax excluding divestments	6,360	5,730	11.0%	2,349	2,059	14.1%
Gains/losses on divestments	349	-30		4	-165
Profit before tax from divested units	26	170			-10

Total profit before tax	6,735	5,870	14.7%	2,353	1,884	24.9%
Taxation	1,169	1,312	-10.9%	403	262	53.8%
Third-party interests	196	211	-7.1%	72	68	5.9%

Net profit	5,370	4,347	23.5%	1,878	1,554	20.8%
- of which Insurance	2,407	2,474	-2.7%	977	931	4.9%
- of which Banking	2,963	1,873	58.2%	901	623	44.6%

Net profit per share (in EUR)	2.47	2.06	20.0%	0.86	0.73	17.8%

Key figures
Net return on capital and reserves[4]	26.7%	25.4%
Debt/equity ratio[5]	9.9%	10.9%
Total staff (average FTEs)	114,800	113,200	1.4%

1.	Underlying profit before tax is a non-GAAP measure for profit before tax excluding divestments and special items as specified in Appendix 2.

2.	Other insurance results are mainly interest on core debt and gains on equity investments that are not allocated to the three business lines

3.	Other banking results consist mainly of interest expenses that are not allocated to the business lines

4.	2004 figures are full-year on ING GAAP basis; 2005 figures exclude revaluation reserves for available-for-sale securities

5.	Comparable figure is based on IFRS at 1 January 2005
Nine-month profit
Underlying profit before tax increased 17.0% to EUR 6,360 million in the first nine months of 2005, with strong growth and higher returns in both banking and insurance as the company continues to focus on execution and value creation. Profit growth was driven by the three key growth engines — insurance in emerging markets, ING Direct, and retirement services — as well as strong growth in the home markets in the Benelux.
Underlying profit before tax from insurance increased 9.6% to EUR 2,957 million, driven by growth in developing markets in Central Europe and Asia, as well as higher results in the U.S., and continued strong underwriting results from the non-life insurance businesses in Canada and the Netherlands. Growth was somewhat offset by high realised gains on equities in 2004 which are reported under the Other insurance line. Underlying profit before tax from banking rose 24.4% to EUR 3,403 million, driven by strong commercial growth at ING Direct, growth in savings and mortgages at Retail Banking, continued low risk costs, particularly at Wholesale Banking, and an improvement in the cost/income ratio from 67.1% to 63.1%.
Insurance
Insurance Europe posted a 17.1% increase in underlying profit before tax to EUR 1,460 million, driven by a 42.6% increase in profit in Central Europe, as well as favourable underwriting results at the non-life businesses in the Netherlands and Belgium, and a 10.6% increase in investment income, particularly in the Netherlands.
Insurance Americas posted a 31.3% increase in underlying profit before tax to EUR 1,555 million, driven by strong growth in the U.S. and Canada. Profit from the U.S. life businesses was up 35.5%, driven by annuities and retirement services due to improved margins and strong growth in assets. The non-life insurance operations in Canada also continued to benefit from strong underwriting results and the purchase of the Allianz Canada business.

Insurance Asia/Pacific posted a 6.1% decline in underlying profit before tax to EUR 339 million due to a decision to apply the full profit in Taiwan of EUR 143 million to strengthen reserves as a result of the low interest rate environment. That offset strong growth elsewhere in the region, particularly South Korea and Australia. Excluding reserve strengthening in Taiwan for both periods, profit for Insurance Asia/Pacific increased 10.6% to EUR 482 million.
Other Insurance results declined to EUR —397 million from EUR —93 million in the first nine months of 2004, due to high realised gains on equities in the year-earlier period. Results in the first nine months of 2004 included EUR 436 million in realised gains on equities compared with EUR 176 million in the same period of 2005. That was partially compensated by lower interest expenses on core debt which is not allocated to the business lines.
Banking
Wholesale Banking posted a 14.1% increase in underlying profit before tax to EUR 1,774 million, driven by historically low risk costs, which were supported by releases of provisions as a result of the benign credit environment. Income also increased, particularly from Structured Finance and Leasing. The international activities outside the Benelux posted a sharp improvement, driven by higher results in the U.K., Central & Eastern Europe and the Americas. ING Real Estate’s profit rose 12.2%.
Retail Banking’s underlying profit before tax increased 31.7% to EUR 1,309 million, driven by strong growth in the Benelux. The business in the Netherlands benefited from strong mortgage sales as well as prepayment penalties on mortgages as people refinanced to take advantage of low interest rates. Higher profit from Belgium was driven by growth in savings and current accounts as well as the purchase of Mercator Bank, while ING Bank Slaski in Poland benefited from lower risk costs due to an improvement in the quality of the credit portfolio.
ING Direct posted a 36.6% increase in profit before tax to EUR 433 million, driven by strong growth in income in the third quarter due to an improvement in the interest margin after client rates were adjusted following declines in capital market interest rates in the second quarter. Profit rose 40.9% in the third quarter from the second, supported by client-rate adjustments which improved the interest margin by 10 basis points to 0.87%. Funds entrusted and the number of customers continued to grow in the third quarter, despite the rate adjustments, adding 647,000 clients and EUR 6.3 billion in funds entrusted. The mortgage portfolio grew by EUR 5.2 billion to EUR 48.1 billion.
Divestments & special items
Divestments resulted in a pre-tax gain of EUR 349 million in the first nine months of 2005 compared with a loss of EUR 30 million in the same period last year. Divested units contributed EUR 26 million to profit before tax in the first nine months this year compared with EUR 170 million in the year-earlier period. Special items refer to a gain of EUR 200 million on the U.S. dollar hedge and a EUR 96 million gain on old reinsurance business, both in 2004. Including the impact of divestments and special items, total profit before tax increased 14.7% to EUR 6,735 million. (See Appendix 2 for a full specification of gains and losses on divestments and special items.)
Taxes & net profit
The effective tax rate declined to 17.4% in the first nine months of 2005 from 22.4% in the first nine months last year due to a lower statutory tax rate in the Netherlands, high tax-exempt gains on divestments, as well as net releases from tax provisions of EUR 305 million compared with EUR 100 million in net releases in the first nine months of 2004. The effective tax rate for the full year 2005 is expected to be below 20%. Net profit for the first nine months increased 23.5% to EUR 5,370 million, and net profit per share rose 20.0% to EUR 2.47 from EUR 2.06.
Currency impact
Currency rate differences had a positive impact of EUR 29 million on net profit and EUR 39 million on total profit before tax as a lower average rate for the U.S. dollar and some related currencies was more than offset by higher rates for other currencies, notably the Polish zloty.
Impact of IFRS
The 2004 figures have been restated to comply with IFRS. However, as permitted under IFRS 1, the 2004 comparatives exclude the impact of IAS 32, 39 and IFRS 4, which ING implemented from 1 January 2005. In the first nine months of 2005, IAS 32, 39 and IFRS 4 had an estimated total positive impact of EUR 307 million on total profit before tax of ING Group, or EUR 265 million after tax. The estimated impact on the insurance operations was EUR 127 million before tax in the first nine months, mainly due to realised gains on the sale of bonds and the revaluation of embedded derivatives, which were offset by the absence of amortised income from gains on fixed interest securities, and negative valuation changes on fixed-income investment derivatives. The estimated impact on the banking operations was EUR 180 million, mainly due to valuation adjustments on non-trading derivatives, prepayment penalties, and fair value changes on designated assets and liabilities. As anticipated, the application of IAS 32, 39 and IFRS 4 has led to increased volatility, particularly quarter-to-quarter. The three standards had a total positive impact of EUR 242 million before tax in the third quarter of 2005, compared with a negative impact of EUR 24 million in the second quarter, and a positive impact of EUR 89 million in the first quarter. The swing in the third quarter was caused mainly by the negative valuation changes on fixed-income investment derivatives and core debt swaps in the insurance operations, and the valuation result on non-trading derivatives in the banking operations.
Third-quarter profit
Underlying profit before tax rose 17.9% to EUR 2,349 million compared with EUR 1,992 million in the third quarter of 2004, driven by strong results from all six business lines. Underlying profit from Insurance Europe grew 17.1% due to strong growth in Central Europe and higher results in the Netherlands, supported by gains on private equity and the revaluation of derivatives and real estate under IFRS. Insurance Americas posted a 44.1% increase, driven by strong results in the U.S. life businesses and continued strong underwriting results at the Canadian non-life business. Profit from Insurance Asia/Pacific increased 17.5%, mainly due to higher results in South Korea and Australia, which was partially offset by reserve strengthening in Taiwan. Total underlying profit from insurance declined 3.3% as a result of EUR 348 million in realised gains on equities in the year-earlier period, compared with EUR 50 million in the third quarter of 2005, which are reported under Other. Excluding those gains, total profit from insurance rose 36.2%. Wholesale Banking posted a 20.6% increase in underlying profit, due to higher income and the release of loan loss provisions in the third quarter of 2005. Retail Banking profit climbed 43.1%, driven by growth in mortgages and savings in the Benelux and a sharp improvement of results in Poland due to lower risk costs. ING Direct’s profit climbed 57.0%, driven by continued strong commercial growth in both savings and mortgages. Total underlying profit before tax from banking increased 46.5%. Divestments resulted in a gain of EUR 4 million in the third quarter of 2005 and a loss of EUR 165 million in the same quarter last year. Divested units also posted a loss of EUR 10 million in the third quarter of 2004. Special items include EUR 67 million in the year-earlier period from a gain the U.S. dollar hedge. Including those items, total profit before tax increased 24.9% to EUR 2,353 million. The effective tax rate increased to 17.1% from 13.9% in the year-earlier period. Net profit rose 20.8% to EUR 1,878 million. Excluding the impact of divestments and special items, profit on a net basis increased 19.7% to EUR 1,710 million, the highest quarterly result to date, supported in part by the positive impact of IFRS. (See Appendix 3 for a specification of divestments and special items in the third quarter.)
Third quarter vs. second quarter
Underlying profit before tax rose 28.2% to EUR 2,349 million from EUR 1,833 million in the second quarter of 2005, driven by higher profit from both insurance and banking as well as a positive swing from IFRS-related items as outlined above. Total underlying profit from insurance increased 27.3% to EUR 1,104 million from EUR 867 million, due to a sharp increase at Insurance Asia/Pacific from EUR 54 million to EUR 114 million. Insurance Americas posted a 3.6% increase to EUR 569 million, while Insurance Europe posted a 5.1% decline in underlying profit to EUR 465 million. Other insurance results improved strongly from EUR —226 million to EUR —44 million, due to EUR 116 million lower interest expenses on outstanding debt and EUR 66 million higher realised gains on shares. Total underlying profit before tax from banking climbed 28.9% to EUR 1,245 million, led by a 40.9% increase at ING Direct to EUR 179 million. Wholesale Banking rose 18.1% to EUR 568 million, and Retail Banking posted a 21.0% increase to EUR 501 million. Other banking results improved to EUR —3 million from EUR —56 million. Divestments contributed a gain of EUR 4 million in the third quarter and a loss of EUR 26 million in the second quarter. Including those items, total profit before tax increased 30.2% to EUR 2,353 million from EUR 1,807 million. Net profit rose 21.1% to EUR 1,878 million from EUR 1,551 million, and net profit per share rose to EUR 0.86 from EUR 0.72. (See Appendix 4 for an overview of quarterly profit developments including the impact of divestments and special items.)

1.2 Balance Sheet & Capital and reserves
     Table 2. Key Balance Sheet Figures

	30 September	1 January	9M	30 June	3Q
In EUR billion	2005	2005	Change	2005	Change

Capital and reserves	35.4	28.3	25.0%	35.3	0.2%
- insurance operations	19.4	15.3	26.8%	18.6	4.3%
- banking operations	20.6	17.2	19.8%	21.2	-2.8%
- eliminations[1]	-4.6	-4.2		-4.5

Total assets	1,134.5	964.5	17.6%	1,107.1	2.5%

Net return on capital and reserves[2]	26.7%	25.4%		25.7%
- insurance operations	21.5%	27.0%		19.7%
- banking operations	24.0%	15.8%		24.0%

1.	Own shares, subordinated loans, third-party interests, debenture loans and other eliminations

2.	The comparable figures shown under 1 January 2005 are FY 2004 figures based on net profit and average capital and reserves under ING GAAP; 2005 figures are annualised
Capital and reserves
On 30 September 2005, ING’s capital and reserves amounted to EUR 35.4 billion, an increase of EUR 7.1 billion, or 25.0%, compared with 1 January 2005. The increase was driven by the addition of net profit from the first nine months of 2005 (EUR 5.4 billion), unrealised revaluations of debt securities (EUR 1.0 billion net after transfer of deferred profit sharing to insurance liabilities), unrealised revaluations on equities (EUR 1.4 billion), exchange rate differences (EUR 1.7 billion) and a change in cash-flow/net investment hedge reserve (EUR 0.8 billion). That was offset mainly by the cash dividend payment (EUR —2.5 billion).
Capital ratios
The debt/equity ratio of ING Groep N.V. improved to 9.9% from 10.9% at 1 January 2005. The improvement was mainly due to the above-mentioned EUR 7.1 billion increase in the Group capital and reserves (excluding third-party interests). That was partially offset by an increase of EUR 0.4 billion in core debt. The capital coverage ratio for ING’s insurance operations increased to 246% of EU-regulatory requirements at the end of September, compared with 201% at 1 January 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.21% on 30 September 2005, up from 7.00% on 1 January 2005. The solvency ratio (BIS ratio) for the bank improved to 10.83% at the end of September from 10.59% on 1 January 2005. Total risk-weighted assets increased by EUR 39.8 billion, or 14.5%, to EUR 313.9 billion, driven by growth in all three banking business lines.
Return on capital and reserves
The net return on capital and reserves increased to 26.7% in the first nine months of 2005 from 25.4% for full-year 2004. The insurance operations posted a 21.5% net return on capital and reserves in the first nine months of 2005, compared with 27.0% for full-year 2004, while the banking operations posted an increase to 24.0% from 15.8%. The comparable figures for net return on capital and reserves are based on net profit and average capital and reserves under ING GAAP, while the 2005 figures are based on IFRS.
Assets under management
Assets under management increased 17.8% to EUR 538.0 billion at the end of September from EUR 456.8 billion at the end of 2004, excluding the impact of divestments and restatements. The increase was driven by a net inflow of EUR 23.1 billion, the impact of higher currencies (EUR 32.6 billion) and higher stock markets (EUR 25.5 billion). Including the impact of divested units and a restatement due in part to IFRS, which had a combined effect of EUR 35.1 billion, total assets under management increased 9.4%.

1.3 Insurance operations
     Table 3. ING Group: Insurance profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	28,955	27,567	5.0%	9,908	9,428	5.1%
Non-life premium income	5,109	5,181	-1.4%	1,532	1,426	7.4%

Total premium income	34,064	32,748	4.0%	11,440	10,854	5.4%
Investment income	7,289	7,433	-1.9%	2,563	2,715	-5.6%
Commission income	1,052	886	18.7%	430	299	43.8%
Other income	409	508	-19.5%	233	144	61.8%

Total income	42,814	41,575	3.0%	14,666	14,012	4.7%

Underwriting expenditure	35,227	34,168	3.1%	11,898	11,554	3.0%
Other interest expenses	853	852	0.1%	318	311	2.3%
Operating expenses	3,787	3,401	11.3%	1,321	1,129	17.0%
Impairments/investment losses	8	67	-88.1%	6	43	-86.0%

Total expenditure	39,875	38,488	3.6%	13,543	13,037	3.9%

Total profit before tax	2,939	3,087	-4.8%	1,123	975	15.2%
Taxation	358	532	-32.7%	81	15	440.0%
Third-party interests	174	81	114.8%	65	29	124.1%

Net profit	2,407	2,474	-2.7%	977	931	4.9%

Underlying profit
Total profit before tax	2,939	3,087	-4.8%	1,123	975	15.2%
Gains/losses on divestments	-30	-33		19	-252
Profit before tax from divested units	12	100			18

Profit before tax excluding divestments	2,957	3,020	-2.1%	1,104	1,209	-8.7%
Special items		321			67

Underlying profit before tax	2,957	2,699	9.6%	1,104	1,142	-3.3%
- of which life insurance	1,947	1,909	2.0%	787	840	-6.3%
- of which non-life insurance	1,010	790	27.8%	317	302	5.0%

Key figures
Value of new life business	583	466	25.1%
Internal rate of return	12.8%	11.9%
Annual premium equivalent (APE)	4,664	3,982	17.1%
Combined ratio non-life business	93%	92%
Net return on capital and reserves[1]	21.5%	27.0%
Staff (average FTEs)	51,300	49,600	3.4%

1.	2004 figures are full-year on ING GAAP basis
Nine-month profit
Underlying profit before tax from insurance rose 9.6% to EUR 2,957 million, driven by a 27.8% increase in non-life insurance, due to continued strong underwriting performance in Canada, the Netherlands and Belgium. Underlying profit before tax from life insurance increased 2.0% to EUR 1,947 million, as strong growth in the U.S. and the developing markets of Asia and Central Europe was largely offset by EUR 242 million higher realised gains on equities in the first nine months of 2004. Excluding those realised gains, profit from life insurance increased 18.0%. Results in the first nine months of 2005 were supported by higher private equity gains and revaluations under IFRS, particularly in the Netherlands.
Divestments resulted in a loss of EUR 30 million in the first nine months of 2005 and a loss of EUR 33 million in the same period last year. Divested units contributed EUR 12 million to profit before tax in the first nine months this year and EUR 100 million in the same period of 2004. Results in the first nine months of 2004 also included a gain of EUR 321 million from the U.S. dollar hedge and old reinsurance activities. (See Appendix 2 for an overview of divestments and special items.)
Including the impact of divestments and special items, total profit before tax declined 4.8% to EUR 2,939 million. That was partially offset by a decline in the effective tax rate to 12.2% from 17.2%. Net profit from insurance declined 2.7% to EUR 2,407 million.
Income
Total premium income increased 4.0% to EUR 34,064 million, driven by 5.0% growth in life premium income, supported by strong sales in Asia, particularly South Korea and Japan. The growth was partially offset by divestments and the reclassification of some life products to investment contracts from the beginning of 2005 under IFRS 4, notably in Australia, the U.S. and Belgium, which had a combined impact of EUR 1,539 million. Excluding divestments and reclassifications, life premium income rose 11.8% and total premium income increased 9.6%. Non-life premiums declined 1.4% to EUR 5,109 million, reflecting the sale of the Australian non-life business. Excluding the impact of divestments, non-life premium income rose 3.1% to EUR 5,091 million, due to the acquisition of Allianz Canada.
Investment income declined 1.9% to EUR 7,289 million, due to divestments. Investment income included EUR 233 million in realised gains on bonds in the first nine months of 2005, which was more than offset by EUR 260 million in higher realised capital gains on equities in 2004.
Commission income increased 18.7% to EUR 1,052 million, mainly driven by a reclassification of products from life insurance to investment products under IFRS 4. Other income declined 19.5% to EUR 409 million, reflecting the impact of divestments in both periods and the gain on the U.S. dollar hedge in 2004, which offset higher profit from associates.
Expenses
Operating expenses from the insurance operations increased 11.3% to EUR 3,787 million, driven by costs to support the continued growth of the business in Asia and the Americas, as well as the impact of the collective labour agreement, severance costs and IT expenses in the Netherlands. Expenses as a percentage of assets under management for investment products improved slightly to 81 basis points compared with 82 basis points in the first nine months last year. Expenses as a percentage of premiums for life products deteriorated from 13.04% to 13.58%. The expense ratio for non-life insurance was 31%, up from 29% in the first nine months of 2004.
Impairments/investment losses declined to EUR 8 million in the first nine months 2005, compared with EUR 67 million in the first nine months 2004, supported by recoveries in the U.S.
Value of new business
The total value of new life insurance business written in the first nine months increased 25.1% to EUR 583 million, driven by strong sales and a higher internal rate of return in all three regions, particularly in developing markets. The overall internal rate of return expected on the new business is 12.8%, up from 11.9% in the same period of 2004. Life insurance in developing markets world-wide contributed EUR 247 million to the total value of new business, up 34.2%, representing 42% of the Group total. The internal rate of return on the business in developing markets increased to 15.6% from 13.5%. Total new sales, measured by annual premium equivalent (100% of annual premiums + 10% of single premiums), increased 17.1% to EUR 4,664 million, driven by strong growth at Insurance Asia/Pacific, where new sales increased 67%. Acquisition expense overruns increased to EUR 60 million from EUR 41 million, due to higher costs in the Americas, partially as a result of one-time items. ING invested EUR 1,361 million to write new life business in the first nine months of 2005, up 6.1% from the same period a year earlier. (See Appendix 8 for additional value of new business statistics.)
     Table 4. New life insurance production and value by region

	New production 9M 2005				New production 9M 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Insurance Europe	350	2,399	151	14.0%	330	2,620	98	11.9%
Insurance Americas	1,148	11,464	149	11.0%	1,167	11,583	123	10.3%
Insurance Asia/Pacific	1,288	4,920	283	14.3%	839	2,257	245	14.0%

Total	2,786	18,783	583	12.8%	2,336	16,460	466	11.9%

Developing markets	1,225	592	247	15.6%	813	489	184	13.5%

1.4 Banking operations
     Table 5. ING Group: Banking profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	6,753	6,476	4.3%	2,456	2,144	14.6%
Investment income	899	327	174.9%	59	178	-66.9%
Commission income	1,775	1,991	-10.8%	639	639	0.0%
Other income	1,037	770	34.7%	290	200	45.0%

Total income	10,464	9,564	9.4%	3,444	3,161	9.0%

Operating expenses	6,606	6,415	3.0%	2,198	2,151	2.2%

Gross result	3,858	3,149	22.5%	1,246	1,010	23.4%
Addition to provisions for loan losses	62	366	-83.1%	16	101	-84.2%

Total profit before tax	3,796	2,783	36.4%	1,230	909	35.3%

Taxation	811	780	4.0%	322	247	30.4%
Third-party interests	22	130	-83.1%	7	39	-82.1%

Net profit	2,963	1,873	58.2%	901	623	44.6%

Underlying profit
Total profit before tax	3,796	2,783	36.4%	1,230	909	35.3%
Gains/losses on divestments	379	3		-15	87
Profit before tax from divested units	14	70			-28

Profit before tax excluding divestments	3,403	2,710	25.6%	1,245	850	46.5%
Special items		-25

Underlying profit before tax	3,403	2,735	24.4%	1,245	850	46.5%

Key figures
Cost/income ratio	63.1%	67.1%		63.8%	68.0%
RAROC (pre-tax)	28.2%	21.7%
RAROC (after tax)	22.8%	16.2%
Net return on capital and reserves[1]	24.0%	17.9%
Total risk-weighted assets[2] (in EUR billion)	313.9	274.1	14.5%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	3	19
Staff (average FTEs)	63,500	63,600	-0.2%

1.	2004 figures are full-year on ING GAAP basis

2.	30 September 2005 compared with year-end 2004
Nine-month profit
Underlying profit before tax from banking rose 24.4% to EUR 3,403 million, supported by strong income growth and a sharp decline in risk costs. Profit growth was driven by higher savings and strong demand for mortgages at both Retail Banking and ING Direct, due in part to mortgage refinancing as interest rates declined. Profit was also supported by the sale of equity investments and fair value changes under IFRS.
Divestments had a positive impact on profit in the first nine months, including EUR 379 million in realised gains compared with a gain of EUR 3 million in the year-earlier period. Divested units contributed EUR 14 million to profit in the first nine months this year, compared with EUR 70 million in the same period last year. Results in 2004 also included a loss of EUR 25 million on the U.S. dollar hedge. (See Appendix 2 for an overview of divestments and special items.)
Including the above items, total profit before tax increased 36.4% to EUR 3,796 million. The effective tax rate declined from 28.0% in the first nine months of 2004 to 21.4%, mainly due to non-taxable gains on divestments, a decrease of the statutory tax rate in the Netherlands, a low effective tax rate in Belgium and a EUR 35 million release from the tax provision. Net profit from banking rose 58.2% to EUR 2,963 million.
Income
Total income from banking rose 9.4% to EUR 10,464 million as growth in lending and savings and higher investment income was partially offset by the impact of divestments. On an underlying basis, excluding gains on divestments and special items as well as income from divested units, banking income rose 12.3% to EUR 10,024 million.

The interest result rose 4.3% to EUR 6,753 million. On an underlying basis the interest result increased 8.3% to EUR 6,748 million, driven by higher interest results in Retail Banking and ING Direct due to strong growth in savings and mortgage lending. That was partially offset by slightly lower interest results in Wholesale Banking due to pressure on margins. The implementation of IAS 32 and 39 from 2005 had a negative impact of approximately EUR 60 million on the interest result in the first nine months. The total interest margin was 1.17%, a decrease of 5 basis points compared to the estimated comparable interest margin (also including IAS 32 and 39) in the first nine months of 2004, caused by a flattening of the yield curve and some pressure on margins. Loans and advances to customers of the banking operations increased by EUR 62.1 billion, or 17.3%, in the first nine months to EUR 420.9 billion at the end of September 2005. Corporate lending rose by EUR 33.9 billion, of which EUR 16.5 billion in the Netherlands and EUR 17.4 billion was from outside the Netherlands. Personal lending grew by EUR 27.8 billion, including a EUR 23.6 billion increase in residential mortgages, of which EUR 14.6 billion was from ING Direct and EUR 7.5 billion was from the Dutch retail banking activities. Customer deposits and other funds on deposit of the banking operations rose by EUR 59.9 billion, or 15.0%, to EUR 458.5 billion at the end of September 2005, driven by the continued strong growth of ING Direct.
Investment income rose from EUR 327 million to EUR 899 million, including EUR 379 million in gains on divestments. On an underlying basis investment income rose from EUR 267 million to EUR 520 million, mainly due to the sale of equity investments in Belgium and the Americas, and the positive impact of the implementation of IAS 32 and 39, including EUR 53 million in realised results on the sale of bonds and EUR 88 million in fair value changes of designated assets and liabilities.
Commission income declined 10.8% to EUR 1,775 million, fully caused by the impact of divestments. On an underlying basis, commission income was up EUR 32 million, or 1.9%, to EUR 1,722 million, driven by higher commissions from the securities business, management fees (mainly from ING Real Estate) and brokerage and advisory fees, while Other commission and funds transfer commission decreased.
Other income rose 34.7% to EUR 1,037 million. On an underlying basis the increase was 40.3% to EUR 1,034 million, including a EUR 97 million positive valuation result on non-trading derivatives. The proportional (50%) consolidation of Postkantoren BV from 2005, which had no impact on total profit, added EUR 120 million to Other income. The share of profit from associates, such as minority shareholdings, increased by EUR 74 million, notably at ING Real Estate. The underlying result of the trading portfolio increased by EUR 20 million to EUR 476 million, despite a reclassification of interest-related components from trading results to interest results and the EUR 48 million loss taken on Postbank´s unit-linked mortgage product ´MeerWaardehypotheek ´ in the first quarter of 2004.
Expenses
Total operating expenses increased 3.0% to EUR 6,606 million as divestments partially offset the impact of consolidations, restructuring expenses and higher labour costs. Excluding the impact of divestments, operating expenses increased by EUR 732 million, or 12.6% to EUR 6,559 million. Of that increase, EUR 120 million was related to the consolidation of Postkantoren BV, EUR 33 million was restructuring costs to streamline the IT organisation, EUR 27 million was related to accelerated depreciation of software, EUR 38 million was impairments on development projects at ING Real Estate in the second quarter, and EUR 99 million was from provisions taken in Belgium in the first half. The remaining 7.1% increase was due to continued strong growth at ING Direct, the acquisition of Mercator Bank in Belgium, investments to expand the Retail Banking activities in Romania, Poland and India, as well as increased IT costs and higher personnel expenses, particularly in the Netherlands as a result of a new collective labour agreement. The total cost/income ratio of the banking operations improved to 63.1% from 67.1%. The average number of staff decreased slightly to 63,500 from 63,600 as the impact of divestments was largely offset by the consolidation of Postkantoren BV, some small acquisitions and growth in ING Direct, Poland and India.
ING announced a programme on 2 November 2005 for Operations & IT activities in the Benelux to improve the efficiency of the banking operations through outsourcing and streamlining. As part of the programme up to 500 positions are expected to become redundant, partially through natural attrition. In addition, 2,200 staff are expected to be transferred to third-party suppliers through outsourcing projects, and contracts for 1,400 external staff will not be renewed. As a result of these initiatives, ING expects annual cost savings of approximately EUR 190 million as of 2008. The estimated non-recurrent costs are expected to amount to approximately EUR 120 million over the coming years. The measures are in addition to a streamlining initiative announced in July, which involved a reduction in staff of 450, for which restructuring costs of EUR 49 million were taken in the third quarter under Retail Banking, Wholesale Banking and Insurance Europe. The costs were lower than the EUR 57 million anticipated at the time of the announcement.
Additions to provisions for loan losses remained exceptionally low, supported by releases in Wholesale Banking. The total addition in the first nine months amounted to EUR 62 million, including EUR 16 million in the third quarter. That compares with additions of EUR 366 million in the first nine months of 2004. The low risk costs were possible due to an improvement of the credit portfolio, the release of provisions previously taken, the absence of new large defaults and improvements in risk management. The addition equalled an annualised 3 basis points of average credit-risk-weighted assets, compared with 19 basis points in the first nine months of 2004. While there is no indication yet of a deterioration of the credit environment, risk costs are expected to gradually return to a more normal level of 15 to 25 basis points.
RAROC
The after-tax Risk-Adjusted Return on Capital (RAROC) of ING’s banking operations improved to 22.8% in the first nine months of 2005 from 16.2% in the first nine months last year. Excluding the impact of divestments, the after-tax RAROC improved to 20.1% from 16.7%. All three banking lines preformed above ING’s target of 12.0% after tax. Excluding divestments, Wholesale Banking’s RAROC improved to 17.3% from 14.6% in the first nine months of 2004. Retail Banking posted a return of 34.0% (excluding the gain on ING Bank Slaski shares) compared with 29.2% in the first nine months last year. The after-tax RAROC of ING Direct improved to 15.5% from 12.7%. In the RAROC calculation, the actual credit-risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. Figures for 2004 have been adjusted for changes to the model for market risk.

2.1 Insurance Europe profit rises 17.1%: strong growth in Central Europe
•	Profit before tax from Central Europe increases 42.6% led by Poland and Hungary

•	Value of new business increases 54.1% due to enhanced pricing discipline

•	Efficiency programme at Nationale-Nederlanden progressing on plan
     Table 6. Insurance Europe profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	6,327	6,990	-9.5%	2,095	2,261	-7.3%
Non-life premium income	1,724	1,718	0.3%	383	401	-4.5%

Total premium income	8,051	8,708	-7.5%	2,478	2,662	-6.9%
Investment income	3,354	3,033	10.6%	1,113	960	15.9%
Commission and other income	640	392	63.3%	209	146	43.2%

Total income	12,045	12,133	-0.7%	3,800	3,768	0.8%

Underwriting expenditure	8,807	9,411	-6.4%	2,728	2,920	-6.6%
Other interest expenses	370	230	60.9%	134	62	116.1%
Operating expenses	1,393	1,226	13.6%	472	397	18.9%
Impairments/investment losses	5	8	-37.5%	1	-8

Total expenditure	10,575	10,875	-2.8%	3,335	3,371	-1.1%

Total profit before tax	1,470	1,258	16.9%	465	397	17.1%

Underlying profit
Total profit before tax	1,470	1,258	16.9%	465	397	17.1%
Gains/losses on divestments	10
Profit before tax from divested units

Profit before tax excluding divestments	1,460	1,258	16.1%	465	397	17.1%
Special items		11

Underlying profit before tax	1,460	1,247	17.1%	465	397	17.1%
- of which life insurance	1,166	1,021	14.2%	375	314	19.4%
- of which non-life insurance	294	226	30.1%	90	83	8.4%

Key figures
Value of new life business	151	98	54.1%
Internal rate of return	14.0%	11.9%
Annual premium equivalent (APE)	590	592	-0.3%
Assets under management[1] (in EUR billion)	164.9	148.4	11.1%
Staff (average FTEs)	16,000	15,900	0.6%

1.	2004 figures are year-end
Nine-month profit
Underlying profit before tax at Insurance Europe increased 17.1% to EUR 1,460 million in the first nine months of 2005, driven by a 42.6% increase in Central Europe as well as strong underwriting results at the non-life businesses. Profit from life insurance increased 14.2% to EUR 1,166 million, driven by strong performance of the life and pension business in Central Europe, as well as revaluations under IFRS. Profit from non-life insurance rose 30.1% to EUR 294 million, driven by the Netherlands and Belgium.
Profit in the first nine months included a gain of EUR 10 million from the sale of Freeler in the first quarter of 2005, while the year-earlier period included a gain of EUR 11 million on old reinsurance business. Including those items, total profit before tax rose 16.9% to EUR 1,470 million from EUR 1,258 million in the first nine months of 2004.
Income
Total premium income declined 7.5% to EUR 8,051 million, reflecting the reclassification of some life products in Belgium to investment products under IFRS 4, which had an impact of EUR 600 million. Excluding that impact, total premium income declined 0.7% and life premium income fell 1.0%, as strong growth of life premiums in Belgium and Central Europe was offset by lower life premiums in the Netherlands due to rate adjustments to improve profitability and the acquisition of a large group contract in the third quarter of 2004. Non-life premium income rose 0.3% to EUR 1,724 million, as slightly higher premiums from disability and fire insurance in the Netherlands were offset by a small decline in non-life premiums in Belgium.
Investment income increased 10.6% to EUR 3,354 million, lifted by continued growth in assets under management, as well as EUR 63 million in pre-payment penalties and EUR 30 million in capital gains on bonds in the Netherlands.

Commission and other income increased 63.3% to EUR 640 million due to EUR 226 million higher profits from associates, such as revaluations of minority shareholdings in real estate funds and private equity investments, as well as EUR 75 million higher realised gains on private equity investments.
Expenses
Operating expenses increased 13.6% due to higher expenses in the Netherlands, including EUR 16 million in restructuring costs related to streamlining the IT organisation announced in July, EUR 23 million in severance costs for staff reductions at Nationale-Nederlanden, as well as higher costs related to software depreciation at Nationale-Nederlanden and the impact of the new collective labour agreement. Operating expenses declined 0.9% in Belgium and 5.9% in Central Europe, due to cost containment programmes. Expenses as a percentage of assets under management improved from 0.98% to 0.91% in the first nine months this year, while expenses as a percentage of life premiums deteriorated from 19.53% to 23.64%. The average number of staff increased 0.6% to 16,000, mainly caused by a small increase in Central Europe.
Value of new life business
The value of new business for Insurance Europe increased 54.1% to EUR 151 million, driven by improved margins in the Netherlands as well as strong sales in Central Europe & Spain. The internal rate of return for Insurance Europe rose to 14.0% from 11.9% in the first nine months of 2004, lifted by strong sales at RVS and Postbank Verzekeringen and enhanced pricing discipline in the Netherlands as well as higher sales and a lower expense overrun in Central Europe. New sales, measured in annual premium equivalent, declined 0.3% to EUR 590 million from EUR 592 million, when sales were lifted by a large group unit-linked contract in the Netherlands. Sales in Central Europe increased, driven by life and pension sales in Hungary and Romania as well as the launch of a new pension fund in Slovakia. The acquisition expense overrun improved to EUR 15 million from EUR 24 million, supported by improvements in the Netherlands as well as Central Europe. ING invested EUR 232 million to write new business in the region in the first nine months, up 2.7% compared with the same period a year earlier.
     Table 7. Insurance Europe new life insurance production

	New production 9M 2005				New production 9M 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Netherlands[1]	126	1,077	67	12.9%	143	1,221	33	9.8%
Belgium[2]	34	1,085	28	19.2%	40	1,277	39	22.9%
Central Europe[3] & Spain	190	237	56	13.8%	147	122	26	11.7%

Total	350	2,399	151	14.0%	330	2,620	98	11.9%

1.	VNB statistics for 9M 2004 for Nationale-Nederlanden were reported with a lag of one quarter, thus the figures above for the Netherlands represent production for 4Q 2003 and 1H 2004. As of 2005 VNB statistics reflect actual reporting periods.

2.	Including Luxembourg

3.	Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia
Geographical breakdown Insurance Europe
     Table 8. Insurance Europe underlying profit before tax

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	1,136	992	14.5%	350	303	15.5%
- of which life	880	797	10.4%	271	227	19.4%
- of which non-life	256	195	31.3%	79	76	3.9%
Belgium[1]	128	110	16.4%	47	39	20.5%
- of which life	96	88	9.1%	38	36	5.6%
- of which non-life	32	22	45.5%	9	3	200.0%
Central Europe[2] & Spain	196	145	35.2%	68	55	23.6%

Underlying profit before tax	1,460	1,247	17.1%	465	397	17.1%

1.	Including Luxembourg

2.	Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia
Netherlands
In the Netherlands, underlying profit before tax increased 14.5% to EUR 1,136 million, as higher investment income more than offset the impact of higher expenses. The results include a EUR 111 million positive revaluation of non-trading derivatives, a EUR 64 million higher result from real estate investments, as well as EUR 109 million higher results from private equity investments. Operating expenses in the Netherlands rose 20.3% due to the impact of a new collective labour agreement, higher marketing costs, third-party staff expenses, as well as investments in Ops & IT projects at ING Investment Management. Operating expenses at Nationale-Nederlanden increased 15.5%, including severance costs related to staff reductions announced in May. A total reduction of the workforce by 1,000 positions is expected over three years, with total severance costs of EUR 75 million expected over the same period, of which about one-third was taken in the third quarter of 2005. The reduction of staff numbers is proceeding ahead of plan. At the end of the third quarter internal staff had been reduced by 340 positions, while the number of temporary staff was 960, down from a peak of 1,460 in September 2004. Expenses also include higher software depreciation on new policy administration systems, which will continue in 2006. A new system for motor insurance came online in the third quarter with straight-through processing from broker to back-office, significantly improving the speed with which brokers can get quotes and new contracts. New systems for other individual property insurance lines are expected to come into use in the first half of 2006. Progress is continuing on schedule to update group pension contracts to comply with previous legislative changes in the Netherlands, and the project is expected to be completed by the end of 2006. Client satisfaction has also improved substantially at Nationale-Nederlanden over the past two years, due to a sharpened focus on execution and service.
Profit from the Dutch life insurance units rose 10.4% to EUR 880 million, driven by higher investment income and an improved mortality/morbidity result, which more than offset higher operating expenses. Life premiums declined 10.2%, mainly due to lower sales of single-premium Group life products as a result of the inclusion of a large group contract in the first nine months last year, as well as enhanced pricing discipline to improve profitability. Profit from non-life insurance increased 31.3% to EUR 256 million, driven by higher results from real estate and private equity as well as improved underwriting results in fire, motor and personal liability insurance due to a favourable claims development. Non-life premium income increased 0.8% to EUR 1,442 million, primarily due to a premium rate adjustment for fire insurance and the introduction of a new disability product.
Belgium
In Belgium, profit from insurance rose 16.4% to EUR 128 million, bolstered by higher results from both life and non-life insurance. Life results (including Luxembourg) grew 9.1% to EUR 96 million, driven by a strong growth of investment income and a slight decrease in operating expenses. Life premium income declined 24.1% to EUR 1,246 million due to the reclassification of some life products to investment contracts under IFRS, which had an impact of EUR 600 million. Excluding this impact, life insurance premium income increased 19.6%. Profit from non-life insurance rose 45.5% to EUR 32 million, driven by higher investment income and a favourable claims development, especially in health and loss of income/accident insurance. Non-life premiums declined 1.6% to EUR 248 million.
Central Europe & Spain
In Central Europe & Spain, profit increased 35.2% to EUR 196 million. Growth was led by a 42.6% increase in Central Europe to EUR 164 million, driven by strong increases in Poland, Hungary, Greece and Romania due to strong growth in premium income and lower operating expenses. Premium income rose 18.2% to EUR 1,168 million, boosted by sales of a Euro-based unit-linked product in Hungary as well as single premium and annual premium products in Poland. Pension fund assets in Central Europe increased 32.6% to EUR 6.8 billion at the end of September, driven by strong growth in Poland, Hungary and the Czech Republic. Operating expenses declined 5.9% due to cost containment in Poland and a provision in 2004 for a discontinued business.
     Table 9. Insurance Europe premium income

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	5,389	5,826	-7.5%	1,469	1,644	-10.6%
- of which life	3,947	4,395	-10.2%	1,166	1,325	-12.0%
- of which non-life	1,442	1,431	0.8%	303	319	-5.0%
Belgium[1]	1,494	1,894	-21.1%	618	701	-11.8%
- of which life	1,246	1,642	-24.1%	548	629	-12.9%
- of which non-life	248	252	-1.6%	70	72	-2.8%
Central Europe[2] & Spain	1,168	988	18.2%	391	317	23.3%

Total	8,051	8,708	-7.5%	2,478	2,662	-6.9%

1.	Including Luxembourg

2.	Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece, Russia

2.2 Insurance Americas profit up 31.3%: growth in mature markets
•	U.S. profit up 35.5%, driven by annuities, retirement services and investment gains

•	Value of new life business increases 21.1% as strict pricing lifts margins

•	Profit before tax from Canada up 35.1% on sustained strong underwriting results
     Table 10. Insurance Americas profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	13,524	14,127	-4.3%	4,860	4,803	1.2%
Non-life premium income	3,345	3,222	3.8%	1,137	1,016	11.9%

Total premium income	16,869	17,349	-2.8%	5,997	5,819	3.1%
Investment income	3,360	3,149	6.7%	1,176	1,077	9.2%
Commission and other income	763	617	23.7%	499	197	153.3%

Total income	20,992	21,115	-0.6%	7,672	7,093	8.2%

Underwriting expenditure	17,552	18,400	-4.6%	6,346	6,324	0.3%
Other interest expenses	180	60	200.0%	131	20	555.0%
Operating expenses	1,731	1,618	7.0%	602	538	11.9%
Impairments/investment losses	2	56	-96.4%	5	47	-89.4%

Total expenditure	19,465	20,134	-3.3%	7,084	6,929	2.2%

Total profit before tax	1,527	981	55.7%	588	164	258.5%

Underlying profit
Total profit before tax	1,527	981	55.7%	588	164	258.5%
Gains/losses on divestments	-40	-252		19	-252
Profit before tax from divested units	12	49			21

Profit before tax excluding divestments	1,555	1,184	31.3%	569	395	44.1%
Special items

Underlying profit before tax	1,555	1,184	31.3%	569	395	44.1%
- of which life insurance	896	682	31.4%	359	222	61.7%
- of which non-life insurance	659	502	31.3%	210	173	21.4%

Key figures
Value of new life business	149	123	21.1%
Internal rate of return	11.0%	10.3%
Annual premium equivalent (APE)	2,294	2,325	-1.3%
Assets under management[1] (In EUR billion)	198.4	168.9	17.5%
Staff (average FTEs)	26,500	25,400	4.3%

1.	2004 figures are year-end
Nine-month profit
Underlying profit before tax from Insurance Americas increased 31.3% to EUR 1,555 million in the first nine months of 2005, driven by stronger results across all U.S. businesses, particularly annuities and retirement services, as well as continued strong underwriting results at the non-life business in Canada. In the U.S., profit increased 35.5%, driven by higher margins and growth in assets under management. Results were also supported by higher investment gains under IFRS. Currency movements had a limited effect on results as the strengthening of the Canadian dollar against the euro largely offset a lower average U.S.-dollar rate in the first nine months of 2005. In the third quarter of 2005, underlying profit before tax was up 44.1%, led by a 70.7% increase in the U.S. as a result of strong asset growth in annuity and retirement services as well as investment results.
Divestments resulted in a loss of EUR 40 million in the first nine months of 2005, including a subsequent gain of EUR 20 million in the third quarter related to the exit of the individual life reinsurance business. That compares with a loss of EUR 252 million in the first nine months last year. Divested units contributed EUR 12 million to profit in the first nine months this year and EUR 49 million in the same period last year. Including those items, total profit before tax climbed 55.7% to EUR 1,527 million. (See Appendix 2 for a specification of the impact of divestments.)
Income
Premium income declined 2.8% to EUR 16,869 million, due to lower life premiums, mainly as a result of currency effects, which accounted for more than three-quarters of the decline. Divested businesses also accounted for EUR 56 million of the decline, and the reclassification of some products from life insurance to investment products under IFRS had a negative impact of EUR 156 million. Premium income in the U.S. was modestly lower due to lower single premiums in the life business and lower sales in fixed annuities, which was partially offset by higher sales in variable annuities and retirement services. Non-life premiums increased 3.8%, driven by the acquisition of the Allianz business in Canada, which was partially offset by mandatory rate adjustments in Canada and lower premium income in Mexico due to a decline in sales at its non-life business.
Investment income increased 6.7% to EUR 3,360 million, driven by higher investment yields due in part to IFRS impacts and private equity gains, as well as the impact of divestments. Results include EUR 76 million in prepayment penalty income on fixed income investments, EUR 49 million in private equity gains and EUR 182 million in investment gains from sales of fixed-income securities, partially offset by negative valuation changes on fixed-income investment derivatives of EUR 69 million, all of which are before the impact of DAC and shadow accounting. Investment income also included EUR 40 million from losses on divestments in the first nine months this year.
Commission and other income rose 23.7% to EUR 763 million, mainly due to market-value changes on derivatives.
Expenses
Operating expenses increased 7.0% to EUR 1,731 million led by higher expenses in the Canadian non-life business, mainly related to the acquisition of Allianz Canada as well as higher costs in the U.S. in line with growth of the business. Expenses as a percentage of assets under management deteriorated from 0.71% to 0.73%, while expenses as a percentage of premiums for life products deteriorated from 13.98% to 14.48%. The average number of full-time staff increased 4.3% to 26,500 due to the purchase of Allianz Canada and an increased sales force in Latin America.
Value of new life business
The value of new life insurance business written by Insurance Americas rose 21.1% to EUR 149 million, driven by higher margins. The internal rate of return improved to 11.0% from 10.3% in the first nine months of 2004, due to favourable adjustments to the product mix as well as continued pricing discipline, particularly in the U.S. New sales, measured in annual premium equivalent, declined slightly by 1.3% to EUR 2,294 million due to lower sales of single-premium products in the U.S. The acquisition expense overrun increased to EUR 40 million due to a slight reduction in expense allowables coupled with higher costs in U.S. life and retirement services. ING invested EUR 697 million to write new business in the Americas, down 3.6% from the same period last year, primarily due to lower capital requirements and currency effects.
     Table 11. Insurance Americas new life insurance production

	New production 9M 2005				New production 9M 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

United States	993	11,305	126	10.9%	996	11,452	104	10.1%
Mexico	78	8	12	17.5%	114	5	16	21.3%
South America	77	151	11	10.3%	57	126	3	8.6%

Total	1,148	11,464	149	11.0%	1,167	11,583	123	10.3%

Geographical breakdown Insurance Americas
     Table 12. Insurance Americas underlying profit before tax

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

United States	889	656	35.5%	355	208	70.7%
Canada	493	365	35.1%	162	132	22.7%
Latin America	173	163	6.1%	52	55	-5.5%
- of which Mexico	118	111	6.3%	34	36	-5.6%
- of which South America[1]	55	52	5.8%	18	19	-5.3%

Underlying profit before tax	1,555	1,184	31.3%	569	395	44.1%

1.	Argentina, Brazil, Chile, Peru
United States
In the United States, underlying profit before tax increased 35.5% to EUR 889 million, led by strong results from annuities and retirement services, due to improved margins and continued asset growth. Growth was partially offset by the decline of the U.S. dollar, which had a negative impact of EUR 21 million. The composite margin after credit-

related gains and losses jumped to 175 basis points in the third quarter of 2005 from 110 basis points in the third quarter of 2004, boosted by 18 basis points of net credit gains from recoveries on securities that were previously written down. That compares with 27 basis points of net credit losses in the same period last year. Higher prepayment penalty income on fixed income investments and lower credited rates also contributed to the improvement in the composite margin. Growth was also supported by higher assets under management due to strong persistency and good fund performance, as well as higher realised investment gains from fixed interest investments and realised gains on private equity investments. Total premium income in the U.S. was 4.3% lower at EUR 13,443 million, mainly due to the decline of the U.S. dollar against the euro which accounted for EUR 463 million, or more than three-quarters of the decline. The remaining decline in premiums was caused by lower single premiums in the life business, and lower sales of fixed annuities, partially offset by higher sales in variable annuities and retirement services. Operating expenses, excluding divested businesses, were up 4.7% to EUR 1,057 million due to business growth and higher pension and other benefit costs. The value of new business in the U.S. increased 21.2% to EUR 126 million, while the internal rate of return increased to 10.9%, or 11.3% in U.S. dollar terms.
Canada
In Canada, profit before tax from non-life insurance increased 35.1% to EUR 493 million, driven by continued strong underwriting results, higher investment income, and the purchase of the Allianz Canada business in the fourth quarter of 2004. ING Canada continued to benefit from lower claims frequency and severity, particularly in the auto business. The loss ratio improved slightly to 56.4% in the first nine months of 2005 from 56.8% in the same period of 2004, although there was an increase in the loss ratio in the third quarter to 58.7% due to heavy storms. The expense ratio increased as a result of higher operating expenses related to the integration of Allianz Canada. The combined ratio rose to 85.8% in 2005 from 84.1% in the first nine months of 2004. Premium income increased 16.9% to EUR 1,939 million, primarily due to the acquisition of Allianz Canada in December 2004.
Latin America
In Mexico, profit before tax rose 6.3% to EUR 118 million in the first nine months of 2005, driven by higher investment income and a recovery of sales tax from prior periods, which offset higher claims in auto, and a true-up of life policyholder obligations. Premium income declined 12.1% to EUR 992 million on lower sales and the non-renewal of some property & casualty contracts as the company continued its focus on the more profitable retail market. Conditions in Mexico remain challenging due to competitive pressure on pricing in the auto market as well as an active hurricane season this year.
In South America, profit before tax for the first nine months of 2005 was up 5.8% to EUR 55 million, driven by higher results in Peru due to increased commission and investment income, as well as currency effects, gains on the sales of Chile’s property & casualty business and the life portfolio in Argentina and some non-recurring items in Brazil. Premium income in the region increased 8.9% to EUR 440 million, mainly due to improved results in life and health in Chile. That was partially offset by a reduction in non-life premium due to the sale of the non-life business in Chile in April 2005.
     Table 13. Insurance Americas premium income

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

United States	13,443	14,048	-4.3%	4,848	4,754	2.0%
Canada	1,939	1,658	16.9%	684	578	18.3%
Latin America	1,432	1,532	-6.5%	460	446	3.1%
- of which Mexico	992	1,128	-12.1%	316	303	4.3%
- of which South America[1]	440	404	8.9%	144	143	0.7%

Premium income excluding divestments	16,814	17,238	-2.5%	5,992	5,778	3.7%
Premium income from divested units	55	111		5	41

Total premium income	16,869	17,349	-2.8%	5,997	5,819	3.1%

1.	Argentina, Brazil, Chile, Peru

2.3 Insurance Asia/Pacific profit up 10.6% excluding reserve strengthening
•	Excluding wage tax release in 2004 and reserve strengthening, profit rose 18.7%

•	Strong growth of life premiums, new sales driven by Korea and Japan

•	Value of new business increases 15.5% to EUR 283 million in first nine months
     Table 14. Insurance Asia/Pacific profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Life premium income	9,097	6,444	41.2%	2,950	2,364	24.8%
Non-life premium income	31	230	-86.5%	11	7	57.1%

Total premium income	9,128	6,674	36.8%	2,961	2,371	24.9%
Investment income	657	760	-13.6%	256	205	24.9%
Commission and other income	31	77	-59.7%	-64	20	-420.0%

Total income	9,816	7,511	30.7%	3,153	2,596	21.5%

Underwriting expenditure	8,846	6,354	39.2%	2,802	2,308	21.4%
Other interest expenses	6	6		3
Operating expenses	624	517	20.7%	233	189	23.3%
Impairments/investment losses	1	3	-66.7%	1	5	-80.0%

Total expenditure	9,477	6,880	37.7%	3,039	2,502	21.5%

Total profit before tax	339	631	-46.3%	114	94	21.3%

Underlying profit
Total profit before tax	339	631	-46.3%	114	94	21.3%
Gains/losses on divestments		219
Profit before tax from divested units		51			-3

Profit before tax excluding divestments	339	361	-6.1%	114	97	17.5%
Special items

Underlying profit before tax	339	361	-6.1%	114	97	17.5%
- of which life insurance	336	358	-6.1%	113	96	17.7%
- of which non-life insurance	3	3		1	1

Key figures
Value of new life business	283	245	15.5%
Internal rate of return	14.3%	14.0%
Annual premium equivalent (APE)	1,780	1,065	67.1%
Assets under management[1] (in EUR billion)	78.1	60.5	29.1%
Staff (average FTEs)	8,800	8,300	6.0%

1.	2004 figures are year-end
Nine-month profit
Underlying profit before tax from Insurance Asia/Pacific declined 6.1% to EUR 339 million, reflecting the decision to apply profit in Taiwan of EUR 143 million to strengthen reserves due to the continued low interest rate environment. Excluding the impact of reserve strengthening in both periods, profit for Insurance Asia/Pacific increased 10.6% to EUR 482 million from EUR 436 million. Growth was driven by South Korea, which benefited from higher margins due to increased scale, and Australia, due to favourable investment markets and growth in the life and wealth management businesses. Results in the first nine months last year were also favoured by the release of a EUR 30 million reserve for a wage-tax assessment. Excluding the reserve strengthening and the wage tax release, profit from Insurance Asia/Pacific rose 18.7%.
Divestments contributed a gain of EUR 219 million in the first nine months last year from the sale of the non-life insurance joint venture in Australia in the second quarter of 2004. Divested units also contributed EUR 51 million to pre-tax profit in the first nine months last year. Including those items, total profit before tax at Insurance Asia/Pacific declined 46.3% to EUR 339 million from EUR 631 million.
Income
Premium income rose 36.8% to EUR 9,128 million, led by a 41.2% increase in life premium income as the business continued to benefit from strong demand for life insurance products across the region as well as strong sales through tied agency and bancassurance channels. The increase was driven mainly by sharply higher sales of single-premium variable annuities in Japan, tied agency and bancassurance products in South Korea, short-term savings products in Taiwan, and strong premium growth in India, Thailand and China. Strong sales more than offset the impact of a reclassification of products in Australia from life insurance to investment products under IFRS, which amounted to EUR 783 million. Excluding the effect of the IFRS change in Australia, total life premiums increased 60.7%. Strong premium growth rates were recorded in local currency terms in Japan (113.7%), South Korea (29.1%), Taiwan (16.0%), Malaysia (14.9%), India (210.3%), Thailand (41.1%) and China (36.1%). Non-life premium income fell 86.5%, reflecting the sale of the Australian non-life business in the second quarter of 2004.
Investment income declined to EUR 657 million from EUR 760 million in the first nine months of 2004, when the figures included the gain of EUR 219 million from the sale of the Australian non-life joint venture. Excluding that gain, investment income increased 21.4%, driven by continued growth of the business. Assets under management in the region increased 29.1% to EUR 78.1 billion.
Commission and other income declined to EUR 31 million from EUR 77 million, mainly due to the recognition of unrealised losses under IFRS on derivatives in Japan that are used to hedge minimum-benefit guarantees on single-premium variable annuities. Income was also impacted by an unrealised loss on cash-flow hedges in South Korea, which were determined not to qualify for hedge accounting under IFRS. Those items were partially offset by higher fee income on wealth management products as a result of the reclassification of most products in Australia from life insurance to investment products under IFRS, as well as the growth in assets under management.
Expenses
Operating expenses increased 20.7% to EUR 624 million, reflecting the continuing growth of businesses across the region. Expenses in the year-earlier period also benefited from the release of a EUR 30 million provision for a wage-tax assessment. Excluding that release and the divestment of the Australian non-life joint venture, operating expenses increased 18.9%, or 16.9% at constant currency rates, driven by staff and salary increases and other expenses to support the growth of the business, as well as higher premium taxes in Japan and Taiwan, in line with the growth of the business. Expenses as a percentage of assets under management improved from 0.99% to 0.93% in the first nine months of 2005, while expenses as a percentage of premiums for life products improved from 8.83% to 8.35%. The average number of full-time staff rose 6.0% in the first nine months to 8,800 mainly due to increases in India and South Korea.
Value of new life business
The value of new business written by Insurance Asia/Pacific was EUR 283 million, up 15.5% compared with the first nine months of 2004, driven by strong sales as well as higher margins. New sales, measured in annual premium equivalent, increased 67.1% to EUR 1,780 million, with Japan, Korea and Taiwan accounting for 87% of the region’s total new sales. The internal rate of return increased to 14.3% from 14.0% in the first nine months of 2004, due to continued pricing discipline and strong sales of higher-margin products, particularly in South Korea. Those increases were offset in part by assumption changes in Japan related mainly to lapse rates on the corporate-owned life insurance product. New business margins in Taiwan increased in the third quarter, returning to the level achieved in the first quarter after a dip in the second. Acquisition expense overruns were lower at EUR 5 million due to decreases across the region with the exception of India where the expense overrun increased due to investments to expand geographically and increase the distribution capacity. ING invested EUR 432 million to write new business in the region in the first nine months, up 29.3% from the first nine months of 2004.
     Table 15. Insurance Asia/Pacific new life insurance production

	New production 9M 2005				New production 9M 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Australia	53	756	11	12.6%	52	581	6	9.7%
South Korea	427	179	106	34.7%	289	147	61	26.2%
Taiwan	403	71	74	13.4%	172	129	78	11.8%
Japan	309	3,855	91	12.1%	244	1,365	93	15.6%
Rest of Asia[1]	96	59	1	7.7%	82	35	7	10.1%

Total	1,288	4,920	283	14.3%	839	2,257	245	14.0%

1.	China, India, Thailand, Hong Kong and Malaysia

Geographical breakdown Insurance Asia/Pacific
     Table 16. Insurance Asia/Pacific underlying profit before tax

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Australia	136	100	36.0%	41	32	28.1%
South Korea	134	80	67.5%	59	28	110.7%
Taiwan	0	77		0	8
Japan	55	65	-15.4%	11	19	-42.1%
Rest of Asia[1]	14	39	-64.1%	3	10	-70.0%

Underlying profit before tax	339	361	-6.1%	114	97	17.5%

1.	Including China, India, Thailand, Indonesia, Hong Kong and Malaysia
Australia
In Australia, underlying profit before tax increased 36.0% to EUR 136 million from EUR 100 million in the first nine months of 2004. Profit from the life insurance and wealth management joint venture, ING Australia, rose 16.0% to EUR 85 million, lifted by strong sales and favourable results from both businesses. Profit growth in the life risk business was driven by higher in-force premiums and favourable claims experience, while the fund management businesses benefited from favourable investment markets resulting in higher investment earnings and fee income. New business sales across all lines of business were higher than the prior year, driven by strong sales through the distribution channels of the joint venture partner, ANZ Banking Group. Life premium income declined to EUR 129 million from EUR 893 million, due to the reclassification of the majority of products from life insurance to investment products under IFRS. The value of new life business in Australia increased to EUR 11 million from EUR 6 million, driven by strong sales of single-premium products, while the internal rate of return improved to 12.6% from 9.7%. The Australian investment management business posted a profit of EUR 7 million, up 21.8% from the first nine months last year. Profit before tax also includes EUR 44 million mainly from ING’s holding company in Australia, including additional interest income from the sales proceeds related to the non-life joint venture.
As earlier announced, ING and its joint venture partner in Australia, ANZ, decided to form a new entity as of 1 October 2005 called ING New Zealand, which will be responsible for all of the insurance and managed funds products distributed by ANZ National Bank in New Zealand as well as the existing New Zealand operations that were included in the ING Australia joint venture until 30 September 2005. ING’s stake in both joint ventures is 51%.
South Korea
In South Korea, underlying profit before tax rose 67.5% to EUR 134 million, driven by strong sales as well as higher margins from the increased scale of the in-force business. Premium income rose 42.3%, driven by new sales through the tied agency network and continued high persistency on existing contracts. Premiums were also boosted by the introduction of new products by ING Life Korea, as well as new bancassurance distribution agreements and the launch of the bancassurance joint venture with Kookmin Bank, KB Life, in the first quarter of 2005. Profits were negatively impacted by EUR 14 million due to unrealised losses on cash-flow hedges, which were determined not to qualify for hedge accounting under IFRS. New business production in South Korea contributed EUR 106 million to the value of new life business in the first nine months of 2005.
Taiwan
Taiwan posted an underlying profit before tax of EUR 143 million in the first nine months of 2005, though ING decided to use the full amount to strengthen reserves for an old book of business due to the continued low interest rate environment. Excluding the impact of reserve strengthening in both nine-month periods, profit from Taiwan declined to EUR 143 million from EUR 152 million in the same period last year, due to the increased impact of the negative interest spread as reserves increased and investment yields declined. Interest rates in Taiwan were basically unchanged in the third quarter from the second, and the reserve inadequacy, which remains sensitive to market movements, was also essentially unchanged. Reserves remained above the 50% confidence level test at the end of the third quarter. Premium income in Taiwan rose 18.6% to EUR 1,923 million with new sales, measured in annual premium equivalent, of EUR 410 million. The value of new business declined slightly to EUR 74 million, while the internal rate of return improved to 13.4%.
Japan
In Japan, underlying profit before tax declined 15.4% to EUR 55 million due almost entirely to changes in the fair value of hedges. The results include a loss of EUR 8 million for the change in fair value of derivatives used to hedge minimum-benefit guarantees on single-premium variable annuities, which are not fully aligned with the reserves for the guarantees. Excluding that item, profit before tax declined to EUR 63 million from EUR 65 million as growth from strong sales of single-premium variable annuities was more than offset by less favourable claims experience and higher surrenders in the corporate-owned life insurance business. Premium income from single-premium variable annuities increased sharply to EUR 3,864 million from EUR 1,413 million as a result of strong sales through a diversified distribution network of regional and national banks, securities brokers and independent agents. Premiums from corporate-owned life insurance rose 10.0% to EUR 1,025 million. The value of new business in Japan declined slightly to EUR 91 million from EUR 93 million as strong sales were largely offset by the impact of assumption changes related mainly to lapse rates at the corporate-owned life insurance business. New sales based on annual premium equivalent increased 82.4% to EUR 695 million, driven by the jump in single-premium variable annuity sales.
Rest of Asia
In the Rest of Asia, underlying profit before tax declined to EUR 14 million from EUR 39 million in the first nine months last year, when results were positively impacted by the release of a EUR 30 million reserve for a wage tax assessment in the second quarter. ING’s 30% owned mutual fund joint venture, China Merchant Funds Management Company Ltd., made a positive contribution to profit before tax. As of September 30, that business was the sixth largest investment manager and the largest Sino-foreign joint venture investment manager in China with assets under management of EUR 3.3 billion. In India, premium income increased 210.3%, driven by geographical expansion as the business doubled its number of branches and increased its tied-agents sales force by 55%. In China, ING’s 50% joint venture ING Capital Life was granted the right to distribute insurance products through the Bank of Beijing, which contributed to a 36.1% increase in premium income in the third quarter. On 20 October, ING completed the acquisition of a 19.9% stake in the Bank of Beijing, as announced in March.
     Table 17. Insurance Asia/Pacific premium income

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Australia	129	893	-85.6%	65	348	-81.3%
South Korea	1,634	1,148	42.3%	599	428	40.0%
Taiwan	1,923	1,622	18.6%	578	543	6.4%
Japan	4,889	2,346	108.4%	1,522	903	68.5%
Rest of Asia[1]	553	464	19.2%	197	152	29.6%

Premium income excluding divestments	9,128	6,473	41.0%	2,961	2,374	24.7%
Divested units		201			-3

Total premium income	9,128	6,674	36.8%	2,961	2,371	24.9%

1.	Including India, China, Hong Kong, Thailand, Indonesia and Malaysia

2.4 Wholesale Banking profit rises 14.1%: international activities improve
•	New target operating model for international network improves profitability

•	Loan loss provisions released as credit environment remains benign

•	Returns improve: RAROC after tax and excluding divestments increases to 17.3%
     Table 18. Wholesale Banking profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	2,173	2,465	-11.8%	836	797	4.9%
Commission	872	1,053	-17.2%	327	329	-0.6%
Other income	1,547	1,044	48.2%	185	334	-44.6%

Total income	4,592	4,562	0.7%	1,348	1,460	-7.7%

Operating expenses	2,584	2,767	-6.6%	816	898	-9.1%

Gross result	2,008	1,795	11.9%	532	562	-5.3%
Addition to provisions for loan losses	-97	173		-21	34

Total profit before tax	2,105	1,622	29.8%	553	528	4.7%

Underlying profit
Total profit before tax	2,105	1,622	29.8%	553	528	4.7%
Gains/losses on divestments	317	3		-15	87
Profit before tax from divested units	14	64			-30

Profit before tax excluding divestments	1,774	1,555	14.1%	568	471	20.6%
Special items

Underlying profit before tax	1,774	1,555	14.1%	568	471	20.6%

Key figures
Cost/income ratio	56.3%	60.7%		60.5%	61.5%
RAROC pre-tax	25.2%	19.0%
RAROC after tax	21.3%	13.9%
Total risk-weighted assets[1] (in EUR billion)	158.5	147.5	7.5%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	-8	15
Staff (average FTEs)	20,900	24,000	-12.9%

1.	30 September 2005 compared with year-end 2004
Nine-month profit
Underlying profit before tax from Wholesale Banking rose 14.1% to EUR 1,774 million, driven by growth in income, particularly from the Structured Finance and Leasing businesses, as well the release of loan loss provisions due to a benign credit environment and improved risk management. The international activities outside the Benelux posted a sharp improvement, driven by higher results in the U.K., Central & Eastern Europe and the Americas, due in part to a programme introduced last year to realign the operating model to focus on key clients and products.
Divestments contributed EUR 317 million in gains in the first nine months of 2005, including a downward adjustment of EUR 15 million on the sale of Baring Asset Management in the third quarter. In the first nine months of 2004, divestments resulted in a gain of EUR 3 million. Divested units contributed EUR 14 million to profit before tax in the first nine months of 2005, compared with EUR 64 million in the same period a year earlier. Including those items, total profit before tax from Wholesale Banking increased 29.8% to EUR 2,105 million. (See Appendix 2 for a specification of the impact of divestments.)
Income
Total income increased 0.7% to EUR 4,592 million. Excluding divested units, underlying income rose 6.1% to EUR 4,214 million, driven by the Wholesale Banking activities in the Netherlands as well as a strong improvement in the international activities in the U.K., Central & Eastern Europe and the Americas. Income from ING Real Estate increased 21.6%. Underlying interest income declined 2.8% to EUR 2,168 million due to margin pressure. Underlying commission income was unchanged at EUR 819 million, while other income rose 33.2% to EUR 1,227 million, supported by gains on the sale of equity investments and fair value changes on non-trading derivatives and designated assets and liabilities under IFRS.

Expenses
Operating expenses declined 6.6% to EUR 2,584 million, due entirely to the divestments of the Asian cash equities business, CenE Bankiers and parts of ING BHF-Bank in 2004 as well as Baring Asset Management in the first quarter of 2005. The underlying operating expenses increased 13.1% to EUR 2,537 million, mainly due to EUR 99 million in provisions taken in Belgium in the first half of 2005 and EUR 10 million in costs to streamline the IT-organisation in the Benelux as well as EUR 38 million in impairment losses on development projects at ING Real Estate. Excluding these items, expenses rose 6.5%. The underlying cost/income ratio deteriorated to 60.2% from 56.5% as a result of the non-recurring costs above. The average number of wholesale staff decreased 12.9% to 20,900, mainly due to divestments.
The addition to the provision for loan losses amounted to a release of EUR 97 million in the first nine months of 2005 compared with provisions of EUR 173 million in the first nine months of 2004. The release was due to improvements in the credit environment and the absence of large new problem loans. The release equalled an annualised —8 basis points of average credit-risk-weighted assets compared with an addition to the provision of 15 basis points in the first nine months of 2004.
RAROC
The after-tax Risk-Adjusted Return on Capital of Wholesale Banking improved from 13.9% in the first nine months of 2004 to 21.3% this year, lifted by the impact of divestments. Excluding that impact, the after-tax RAROC improved from 14.6% to 17.3%. The pre-tax RAROCs of the Wholesale Banking activities in the Netherlands and Belgium remained strong. The activities in the Rest of the World improved to 18.7% from 12.3% excluding divestments, due to a programme to realign the operating model outside the Benelux to focus on key clients and products. RAROCs in the U.K., Americas and Central & Eastern Europe improved strongly, while the performance in Germany and Asia is still below ING´s target. The pre-tax RAROC of ING Real Estate slipped to 30.3% from 34.0% in the first nine months of 2004. Total economic capital decreased to EUR 8.5 billion from EUR 9.9 billion in the first nine months of 2004, mainly due to the divestments of parts of ING BHF-Bank, the Asian cash equities business, CenE Bankiers and Baring Asset Management.
     Table 19. Wholesale Banking risk-adjusted return on capital

	RAROC % (pre-tax)			Economic capital (in EUR billion)
	9M 2005	9M 2004[1]	FY 2004[1]	9M 2005	9M 2004	FY 2004

Netherlands	26.6	26.0	25.5	2.6	3.0	3.0
Belgium	22.9	24.0	22.2	2.0	2.6	2.5
Rest of World	18.7	6.4	-1.6	2.7	3.2	3.1
Other	-41.4	-30.6	-43.6	0.2	0.2	0.2

Subtotal Wholesale Banking	21.1	17.2	13.6	7.5	9.0	8.8
Asset management[2]	54.7	37.4	39.5	1.0	0.9	0.8

Total pre-tax	25.2	19.0	16.0	8.5	9.9	9.6
Total after tax	21.3	13.9	12.2

1.	2004 RAROC figures have been restated to reflect changes in the model for market risk

2.	Mainly ING Real Estate and Baring Asset Management
Geographical breakdown Wholesale Banking
     Table 20. Wholesale Banking underlying profit before tax

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	600	643	-6.7%	186	187	-0.5%
Belgium	440	560	-21.4%	110	138	-20.3%
Rest of World	539	200	169.5%	199	69	188.4%
Other	-54	-44		-14	-19

Subtotal Wholesale Banking	1,525	1,359	12.2%	481	375	28.3%
Asset management[1]	249	196	27.0%	87	96	-9.4%

Underlying profit before tax	1,774	1,555	14.1%	568	471	20.6%

1.	Mainly ING Real Estate
Netherlands
In the Netherlands, underlying profit before tax declined 6.7% to EUR 600 million, as growth in income was more than offset by higher operating expenses. Total income rose 3.6%, driven by Structured Finance and Leasing, partially offset by lower income from the Payments & Cash Management business due to lower margins and a decline in income from Financial Markets. Operating expenses increased 16.2%, due to higher personnel expenses resulting from the new collective labour agreement, higher IT expenses including restructuring costs of EUR 10 million from initiatives to streamline the IT organisation as announced in July, as well as expenses to support the growth of the leasing business. Risk costs declined to 5 basis points of average credit-risk-weighted assets from 10 basis points in the first nine months of 2004.
Belgium
In Belgium, underlying profit before tax declined 21.4% to EUR 440 million, due to lower Financial Markets results compared with a very strong 2004, as well as higher operating expenses as a result of provisions. Total income decreased 4.7% as lower income from the Financial Markets activities offset higher income from Corporate Finance & Equities and from Structured Finance. Operating expenses increased 19.0%, due to EUR 99 million in provisions taken in the first half of 2005, mainly related to Williams de Broë. Risk costs declined from the already very low level of 2 basis points of average credit-risk-weighted assets in the first nine months of 2004 to a release of –13 basis points in the first nine months this year.
Rest of World
In the Rest of the World, underlying profit before tax rose strongly to EUR 539 million from EUR 200 million, driven by releases of debtor provisions as well as higher income after a programme was implemented to improve profitability by focusing on key clients and products. Total income rose 13.2%, due to higher Financial Markets results in the U.K. and Central & Eastern Europe, higher Structured Finance income in the U.K. and higher gains on the sale of equity investments in the Americas. Operating expenses benefited from restructuring and divestments in the past and declined 1.8% compared with the first nine months of 2004. Risk costs dropped from EUR 119 million, or 33 basis points of average credit-risk-weighted assets, in the first nine months of 2004 to a release of EUR 70 million, or –22 basis points, in the first nine months of this year. All regions within Rest of the World showed a net release from the loan loss provisions in the first nine months of 2005.
ING Real Estate
ING Real Estate’s profit before tax rose 12.2%, to EUR 248 million, driven by higher results from the finance activities and the investment management activities. The real estate finance activities benefited from growth in the lending portfolio, while the investment management business profited from the revaluation of properties to fair value, particularly in China. The results from the development activities declined due to impairments on projects in Poland and the Czech Republic in the second quarter and lower sales results on development projects. Total underlying profit before tax from the asset management activities of Wholesale Banking, including ING Real Estate, was EUR 249 million, an increase of 27.0% compared with the first nine months of 2004.

2.5 Retail Banking profit rises 31.7%: strong performance in the Benelux
•	Income rises 15.1% driven by strong growth in mortgages and savings
•	Further initiatives announced to reduce operating expenses in Benelux
•	Returns remain high: RAROC after tax, excluding divestments rises to 34.0%
Table 21. Retail Banking profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	3,272	2,933	11.6%	1,125	998	12.7%
Commission	826	877	-5.8%	283	292	-3.1%
Other income	242	-41		100	7

Total income	4,340	3,769	15.1%	1,508	1,297	16.3%

Operating expenses	2,904	2,649	9.6%	1,001	906	10.5%

Gross result	1,436	1,120	28.2%	507	391	29.7%
Addition to provisions for loan losses	65	120	-45.8%	6	39	-84.6%

Underlying profit
Total profit before tax	1,371	1,000	37.1%	501	352	42.3%
Total profit before tax	1,371	1,000	37.1%	501	352	42.3%
Gains/losses on divestments	62
Profit before tax from divested units		6			2

Profit before tax excluding divestments	1,309	994	31.7%	501	350	43.1%
Special items

Underlying profit before tax	1,309	994	31.7%	501	350	43.1%

Key figures
Cost/income ratio	66.9%	70.3%		66.4%	69.9%
RAROC pre-tax	51.6%	42.7%
RAROC after tax	35.9%	29.0%
Total risk-weighted assets[1] (in EUR billion)	87.3	76.5	14.1%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	10	22	-54.5%
Staff (average FTEs)	36,200	34,500	4.9%

1. 30 September 2005 compared with year-end 2004
Nine-month profit
Underlying profit before tax from Retail Banking rose 31.7% to EUR 1,309 million, driven by strong growth in the Benelux as well as in developing markets. Profit from the Belgian retail banking activities increased sharply, driven by growth in savings and current accounts as well as the acquisition of Mercator Bank. Profit growth in the Netherlands was driven by higher savings and growth in mortgage production, as well as higher prepayment penalties on mortgages as clients refinanced to take advantage of low interest rates. ING Bank Slaski in Poland benefited from a release of loan loss provisions after the credit portfolio was restructured and risk management was improved. ING Vysya Bank in India and the private banking activities in Asia both reported higher earnings.
Divestments contributed a gain of EUR 62 million to Retail Banking, representing part of the proceeds from the sale of a stake in ING Bank Slaski. The remainder of that gain is reported under Wholesale Banking. The divested retail banking activities of ING BHF-Bank contributed EUR 6 million to profit before tax in the first nine months of 2004. Including those items total profit before tax from Retail Banking rose 37.1% to EUR 1,371 million.
Income
Total income increased 15.1% to EUR 4,340 million, driven mainly by higher income from mortgages and savings in the Netherlands and growth from savings, current accounts and structured notes in Belgium, as well as the purchase of Mercator Bank in Belgium in the fourth quarter of 2004. Income was also affected by the proportional (50%) consolidation of Postkantoren BV in the Netherlands (which had no impact on total profit) from January 2005, while income in 2004 included a EUR 48 million loss on a unit-linked mortgage product in the Netherlands. Excluding those items, and income from divested units, total income rose 11.1%.
Expenses
Operating expenses increased 9.6% to EUR 2,904 million, as higher expenses were partially offset by the impact of divestments. Underlying operating expenses rose 12.4% due in part to the consolidation of Postkantoren BV,

27 of 45

EUR 23 million in restructuring costs in the third quarter of 2005 related to streamlining the IT organisation as announced in July, and EUR 27 million in accelerated software depreciation in the Netherlands. Excluding those items, operating expenses increased 5.8% due to higher personnel expenses, particularly in the Netherlands as a result of the new collective labour agreement, higher IT costs, the acquisition of Mercator Bank in Belgium, as well as investments to expand in Romania, Poland and India. Excluding all non-recurring items, expenses declined 2.8% in the third quarter from the second quarter. The cost/income ratio improved to 66.9% from 70.3%. On an underlying basis, the cost/income ratio improved to 67.9% from 69.9%. The average number of retail staff increased 4.9% to 36,200 due to the consolidations mentioned and growth in Poland and India.
The addition to the provision for loan losses declined 45.8% to EUR 65 million from EUR 120 million in the first nine months of 2004. All regions reported lower risk costs, with the exception of the Netherlands, where provisions rose slightly in line with the growth of the business. The addition was equal to 10 basis points of average credit-risk-weighted assets compared with 22 basis points in the first nine months of 2004.
RAROC
The after-tax Risk-Adjusted Return on Capital from Retail Banking improved to 35.9% from 29.0% in the first nine months of 2004. Excluding divestments, the after-tax RAROC was 34.0% compared with 29.2% a year ago. Both the Netherlands and Belgium achieved very high pre-tax RAROCs. The pre-tax RAROC of Poland was 53.0%, however excluding the gain on the ING Bank Slaski shares, the pre-tax RAROC dropped to 4.8% from 21.2% due to a lower economic return as a result of increased investments in the branch network while income remained stable. The low pre-tax RAROC for Other Retail Banking can be fully attributed to ING Vysya Bank and the Kookmin Bank stake, while the private banking activities in the rest of the world performed above ING’s target.
Table 22. Retail Banking risk-adjusted return on capital

	RAROC % (pre-tax)			Economic capital (in EUR billion)
	9M 2005	9M 2004[1]	FY 2004[1]	9M 2005	9M 2004[1]	FY 2004[1]

Netherlands	66.7	61.1	58.5	2.0	1.9	1.9
Belgium	50.8	34.3	16.4	0.6	0.5	0.5
Poland	53.0	21.2	20.5	0.1	0.1	0.1
Other Retail Banking[2]	4.3	0.5	-3.1	0.6	0.6	0.6

Total pre-tax	51.6	42.7	38.8	3.3	3.1	3.1
Total after tax	35.9	29.0	26.2

1.	2004 RAROC figures have been restated to reflect changes in the model for market risk
2.	Mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake
Geographical breakdown Retail Banking
Table 23. Retail Banking underlying profit before tax

	Nine Months			`Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Netherlands	990	872	13.5%	361	307	17.6%
Belgium	241	96	151.0%	102	30	240.0%
Poland	28	13	115.4%	20	2	900.0%
Other Retail Banking[1]	50	13	284.6%	18	11	63.6%

Underlying profit before tax	1,309	994	31.7%	501	350	43.1%

1.	Mainly ING Vysya Bank, Private Banking rest of world, and the Kookmin Bank stake
Netherlands
In the Netherlands, underlying profit before tax rose 13.5% to EUR 990 million, driven by growth in mortgage lending and savings as well as higher income from prepayment penalties on mortgages. Growth was partially offset by lower interest margins due to declining interest rates. Income was affected by the consolidation of Postkantoren BV from 2005 and the EUR 48 million loss on the unit-linked mortgage product at Postbank in the first quarter of 2004. Excluding those items, income rose 8.9%. The residential mortgage portfolio in the Netherlands grew by EUR 7.5 billion, or 9.1%, in the first nine months to EUR 89.7 billion at the end of September 2005. Operating expenses increased 18.0% due to the consolidation of Postkantoren BV, EUR 23 million in restructuring costs related to the streamlining initiative announced in July and EUR 27 million in accelerated software depreciation. Excluding those items, operating expenses increased 6.8%, mainly due to higher personnel expenses following a new collective labour agreement. Risk costs were 19 basis points of average credit-risk-weighted assets compared with 20 basis points in the first nine months of 2004.

28 of 45

Belgium
In Belgium, underlying profit before tax increased sharply to EUR 241 million from EUR 96 million, driven by strong growth of savings and current accounts, high sales of structured notes, and lower risk costs. Total income increased 12.1% while operating expenses declined 0.7% due to impairments on real estate in 2004 under IFRS. The acquisition of Mercator Bank added 2.8%-points to income growth and 3.5%-points to expense growth. Risk costs declined from 20 basis points of average credit-risk-weighted assets in the first nine months of 2004 to —7 basis points in the first nine months this year due to a EUR 7 million net release. In October, ING Belgium agreed to buy Eural NV from Dexia Bank to strengthen its second distribution channel, Record Bank. That purchase is expected to be completed by the end of 2005.
Poland
In Poland, underlying profit before tax from the retail banking activities of ING Bank Slaski increased strongly to EUR 28 million from EUR 13 million, supported by the release of risk costs as the quality of the lending portfolio improved. Risk costs dropped from EUR 14 million in the first nine months of 2004 to a release of EUR 11 million this year. Adjusted for exchange rate changes, income remained almost flat as growth in savings and deposits was offset by narrowed margins and lower lending volumes, while operating expenses increased due to investments in the branch network and higher marketing costs.
Other Retail Banking
Other Retail Banking activities posted an underlying profit before tax of EUR 50 million compared to EUR 13 million in the first nine months of 2004, mainly due to higher results from ING Vysya Bank in India, the private banking activities in Asia and the stake in Kookmin Bank in South Korea.

29 of 45

2.6 ING Direct profit rises 40.9% in the third quarter from the second
•	Interest margin improves 10 basis points to 0.87% in the third quarter
•	Funds entrusted grow 25.2% to EUR 182.1 billion in first nine months
•	Mortgage portfolio increases 45.3% in first nine months to EUR 48.1 billion
Table 24. ING Direct1 profit & loss account

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Interest result	1,400	1,177	18.9%	516	430	20.0%
Commission	76	60	26.7%	30	16	87.5%
Other income	68	9	655.6%	14	3	366.7%

Total income	1,544	1,246	23.9%	560	449	24.7%

Operating expenses	1,017	856	18.8%	350	307	14.0%

Gross result	527	390	35.1%	210	142	47.9%
Addition to provisions for loan losses	94	73	28.8%	31	28	10.7%

Total profit before tax	433	317	36.6%	179	114	57.0%

Key figures
Cost/income ratio	65.9%	68.7%		62.5%	68.4%
RAROC pre-tax	21.1%	20.0%
RAROC after tax	15.5%	12.7%
Total risk-weighted assets[2] (in EUR billion)	68.1	50.1	35.9%
Addition to provisions for loan losses in basis points of average credit-risk-weighted assets	21	26	19.2%
Staff (average FTEs)	6,400	5,100	25.5%

1.	Including ING Card
2.	30 September 2005 compared with year-end 2004
Nine-month profit
ING Direct posted a 36.6% increase in profit before tax to EUR 433 million in the first nine months, driven by strong growth in income in the third quarter after client rates were adjusted following declines in capital market interest rates in the second quarter. Profit rose 40.9% in the third quarter from the second due to an improvement in the interest margin by 10 basis points to 0.87%. Commercial growth of the savings business remained robust. ING Direct added 2.5 million new customers and EUR 36.7 billion in funds entrusted in the first nine months of 2005, bringing total funds entrusted to EUR 182.1 billion at the end of September. In addition, off-balance funds entrusted, which are mainly mutual funds and brokerage accounts, grew by EUR 4.0 billion to EUR 9.7 billion. The mortgage business further extended its strong growth. ING Direct added EUR 15.0 billion in mortgage loans in the first nine months, bringing the total portfolio to EUR 48.1 billion at the end of September.
Income
Total income rose 23.9% in the first nine months to EUR 1,544 million, mainly driven by an 18.9% increase in the interest result due to continued strong growth in funds entrusted and the mortgage portfolio. The interest margin improved to 0.87% in the third quarter, up 10 basis points from the second quarter, after client rates were reduced in Germany, France, Italy and the U.K. In the first nine months, the interest margin was 0.85%, down from 0.99% in the same period last year. However, that was compensated by a lower operational cost base.
Expenses
Operating expenses rose 18.8% to EUR 1,017 million, reflecting investments to support the continued strong growth of the business, particularly in mortgage distribution. The cost/income ratio of ING Direct improved to 65.9% from 68.7% in the first nine months of 2004, while the operational cost base (excluding marketing costs) declined to a better-than-expected 0.40% of total assets compared with 0.44% for the full year 2004. The average number of full-time employees rose to 6,400 in the first nine months of 2005 from 5,100 in the same period of 2004, mainly due to expansion in Germany, the U.S. and the U.K. Total marketing expenses rose 15%, increasingly focused on mortgages in addition to savings.

30 of 45

The addition to the provision for loan losses increased 28.8% to EUR 94 million, in pace with the strong growth of the business. The addition equalled an annualised 21 basis points of average credit-risk-weighted assets, compared with 26 basis points in the first nine months of 2004.
RAROC
The after-tax Risk-Adjusted Return on Capital of ING Direct improved from 12.7% in the first nine months of 2004 to 15.5% in the same period this year. Total economic capital increased to EUR 3.0 billion from EUR 2.3 billion in the first nine months of 2004, reflecting the strong growth of the business. The operations in Canada, Spain, Australia, the U.S. and Germany are performing above ING’s target for risk-adjusted return on capital.
Geographical breakdown ING Direct
Table 25. ING Direct profit before tax (including ING Card)

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Canada	53	49	8.2%	22	20	10.0%
Spain	40	28	42.9%	12	6	100.0%
Australia	55	44	25.0%	21	14	50.0%
France	14	4	250.0%	6	2	200.0%
United States	118	120	-1.7%	41	44	-6.8%
Italy	18	6	200.0%	10	7	42.9%
United Kingdom	-27	-30		-6	-14
Germany[1]	176	96	83.3%	79	32	146.9%

Subtotal ING Direct	447	317	41.0%	185	111	66.7%
ING Card	-14	0		-6	3

Total	433	317	36.6%	179	114	57.0%

1.	Including Austria
Profit growth at ING Direct was driven mainly by strong growth in Germany, Spain, Australia, France and Italy, reflecting the impact of client rate reductions in most of these countries and continued strong commercial growth. Of the eight ING Direct units, only the U.K., which started operations in May 2003, is still loss making. However, the loss narrowed in the third quarter as a result of the client rate adjustment in August, and total start-up losses remain lower than expected. Results in the U.S. improved in the third quarter after the strong dip in the second quarter, which was caused by increases of client rates following the fast-increasing Federal Reserve rates, as well as the decrease in capital market rates. Notwithstanding this unfavourable yield-curve development, ING Direct USA’s nine-month profit is only slightly lower than over the first nine months of 2004.
ING Card showed a loss of EUR 14 million in the first nine months of 2005 compared with a break-even result a year ago. The loss is mainly caused by higher risk costs to bring provisions fully in line with IFRS as well as increased marketing efforts in the Netherlands and Belgium.
Table 26. ING Direct clients, funds entrusted and mortgages

	Number of Clients			Funds Entrusted			Mortgage Portfolio

	(x 1,000)			(in EUR billion)			(in EUR billion)
	30 Sept.	30 June	31 Dec.	30 Sept.	30 June	31 Dec.	30 Sept.	30 June	31 Dec.
	2005	2005	2004	2005	2005	2004	2005	2005	2004

Canada	1,261	1,212	1,121	11.7	10.5	9.0	7.3	6.4	5.2
Spain	1,175	1,110	975	12.7	11.8	10.2	2.0	1.6	0.9
Australia	1,199	1,147	996	10.3	9.9	8.5	13.1	12.3	9.9
France	480	463	413	10.5	10.5	9.2	—	—	—
United States	3,154	2,866	2,226	31.5	29.0	21.2	10.2	9.7	7.3
Italy	611	589	485	13.6	13.2	10.6	0.6	0.5	0.2
United Kingdom	957	911	762	34.1	33.5	27.9	—	—	—
Germany[1]	5,136	5,028	4,511	57.7	57.4	48.8	14.9	12.4	9.6

Total	13,973	13,326	11,489	182.1	175.8	145.4	48.1	42.9	33.1

1.	Including Austria

31 of 45

3. Assets under management increase 17.8% to EUR 538.0 billion
•	Including the impact of divestments, total assets under management grew 9.4%
•	Fund inflow of EUR 23.1 billion driven by Insurance Asia/Pacific and ING Real Estate
•	ING Real Estate’s portfolio grows 27.7% to EUR 64.0 billion
Table 27. Assets under management by business line

	30 September	31 December	9M	30 June	3Q
In EUR billion	2005	2004	Change	2005	Change

Insurance Europe	164.9	148.4	11.1%	160.5	2.7%
Insurance Americas	198.4	168.9	17.5%	183.9	7.9%
Insurance Asia/Pacific	78.1	60.5	29.1%	69.4	12.5%
Retail Banking	47.3	40.5	16.8%	47.1	0.4%
Wholesale Banking	45.0	35.9	25.3%	40.9	10.0%
ING Direct	4.3	2.6	65.4%	3.4	26.5%

Assets managed excluding divested units	538.0	456.8	17.8%	505.2	6.5%
Divestments & restatements		35.1

Total	538.0	491.9	9.4%	505.2	6.5%

Assets under management increased 17.8% to EUR 538.0 billion in the first nine months of 2005, excluding the impact of several divestments such as Baring Asset Management and parts of ING BHF-Bank. The growth in assets was driven by a net inflow of EUR 23.1 billion, plus EUR 32.6 billion from higher currencies and EUR 25.5 billion from higher stock markets. Including divested units and EUR —14.2 billion of restatements, total assets under management increased by 9.4%.
Fund inflow
The net inflow of EUR 23.1 billion was mainly realised by Insurance Asia/Pacific, ING Real Estate and Retail Banking. Insurance Asia/Pacific reported a net inflow of EUR 8.4 billion, due in part to a strong inflow of private-client and general-account assets of the insurance operations. ING Real Estate realised an inflow of EUR 6.7 billion, mainly due to ING Clarion in the U.S., which had an inflow of EUR 4.3 billion.
Table 28. Assets originated by business line

	30 September	31 December	9M	30 June	3Q
In EUR billion	2005	2004	Change	2005	Change

Insurance Europe	57.6	50.8	13.4%	55.0	4.7%
Insurance Americas	117.3	99.0	18.5%	110.8	5.9%
Insurance Asia/Pacific	44.5	32.0	39.1%	35.5	25.4%
Retail Banking	88.8	83.4	6.5%	88.7	0.1%
Wholesale Banking	36.3	23.7	53.2%	31.5	15.2%
ING Direct	4.3	2.6	65.4%	3.4	26.5%

Total third parties	348.8	291.5	19.7%	324.9	7.4%
Proprietary assets	189.2	165.3	14.5%	180.3	4.9%

Assets managed excluding divested units	538.0	456.8	17.8%	505.2	6.5%
Divestments & restatements		35.1

Total	538.0	491.9	9.4%	505.2	6.5%

Table 29. Assets under management by asset class

In EUR billion	30 September 2005		31 December		2004		30 June 2005

Equities	163.2	30.3%	140.9	30.8%		158.4	31.4%
Fixed income	282.0	52.4%	244.8	53.6%		270.6	53.5%
Real Estate[1]	46.7	8.7%	36.6	8.0%		39.5	7.8%
Cash	46.1	8.6%	34.5	7.6%		36.7	7.3%

Total	538.0	100%	456.8	100%		505.2	100%

1.	ING Real Estate investment management and development activities plus real estate assets from other business lines
Table 30. Assets under management by client category

	30 September	31 December	9M	30 June	3Q
In EUR billion	2005	2004	Change	2005	Change

Private clients	244.2	199.5	22.4%	221.4	10.3%
Institutional clients	104.6	92.0	13.7%	103.5	1.1%

Total third parties	348.8	291.5	19.7%	324.9	7.4%
Proprietary assets	189.2	165.3	14.5%	180.3	4.9%

Assets managed excluding divested units	538.0	456.8	17.8%	505.2	6.5%
Share of third parties	64.8%	63.8%		64.3%

32 of 45

Assets under management for third-party clients
Total assets under management for third-party clients increased in the first nine months by 19.7% to EUR 348.8 billion. The majority of those assets are being managed by ING Investment Management (58%) and ING Real Estate (10%). Private Banking (which is reported under the business line Retail Banking) accounts for 13% of total third-party assets under management. The remainder is managed by other business units, mainly reflecting funds from third-party suppliers sold through open architecture platforms, notably in the U.S. and Japan. Assets managed on behalf of private clients amounted EUR 244.2 billion, or 45% of ING Group assets under management. All business units reported higher third-party assets under management, driven by growth at ING Real Estate (+53.2%), ING Investment Management (+15.9%) and Private Banking (+16.5%).
ING Investment Management
ING Investment Management manages both third-party and proprietary assets of the Group. The third-party assets under management increased 15.9% in the first nine months of 2005, reaching EUR 200.9 billion at the end of September 2005. In Asia/Pacific, ING Investment Management’s third-party assets under management increased 23.0% to EUR 49.4 billion, including a net inflow of EUR 2.7 billion. Funds were boosted by the joint venture China Merchants Fund Management, which attracted net inflows of EUR 1.6 billion into the China Merchants Cash Enhancement Fund. The company is now the largest Sino-Foreign fund-management venture in China with EUR 3.3 billion in funds under management. ING Investment Management Europe’s third-party assets under management increased 12.2% to EUR 83.6 billion, including net inflows of EUR 650 million. New fund launches in the International Fund Range added EUR 1 billion to assets under management in the first nine months, while the High Dividend and Emerging Market Debt strategies continued to attract considerable inflow. ING Investment Management Americas’ assets under management increased 15.7% to EUR 67.9 billion, driven by market performance and currency effects. The business experienced a net outflow of EUR 2.5 billion due to the maturing of balanced portfolios with a guaranteed rate that are not popular anymore, as well as redemptions related to underperformance of some funds on a three-year and five-year track record. The business enhanced its investment management capabilities, particularly in equities, delivering significantly improved one-year performance. Currently 89% of equity retail funds are performing in the top quartiles on a one-year basis. In the U.S., our strategic partnership with Pomona Capital successfully closed its sixth secondary private equity fund with commitments exceeding EUR 680 million. ING continues to leverage its strong investment capabilities across the globe as demonstrated by the product launch of the successful US senior income fund capabilities for institutional clients in Europe and Asia. The investment performance of the ING Investment Management mutual funds remained strong with 58% of the asset-weighted performance above the relative benchmarks and 55% in the top two quartiles on a three-year basis.
ING Real Estate
ING Real Estate’s total portfolio, including real estate finance, increased 27.7% to EUR 64.0 billion at the end of September 2005 from EUR 50.1 billion at the end of 2004, driven mainly by strong inflows and acquisitions at the investment management business. The real estate investment management portfolio increased by EUR 11.8 billion to EUR 42.7 billion. The record increase is the result of a EUR 6.4 billion inflow of new funds and the acquisitions of Gables Residential Trust in the U.S. and a portfolio from Abbey National in the U.K. Part of the Abbey National portfolio was successfully replaced in a new listed fund investing EUR 700 million in the fourth quarter. The real estate finance portfolio, which is not included in assets under management figures, grew to EUR 18.9 billion from EUR 17.1 billion at the end of 2004, driven by a number of large transactions in the U.S., Australia and Spain. The real estate development portfolio increased by EUR 0.3 billion to EUR 2.4 billion. ING Real Estate Development has been pre-selected for participation in The Zuidas-Dok Company in Amsterdam, and a consortium of ING Real Estate and two other property developers have been awarded a contract for a EUR 800 million redevelopment project in Hamburg.

33 of 45

Appendices
1.	Key figures from 2000 to 2005
2.	First nine months profit & loss account, underlying profit before tax, underlying net profit
3.	Third quarter profit & loss account, underlying profit before tax, underlying net profit
4.	Net profit and underlying profit per quarter, divestments and special items per quarter
5.	Balance Sheet and Capital & Reserves
6.	Cash Flows
7.	Additional information: Insurance profit & loss by life/non-life, income information Insurance and Banking, loans and advances to customers of the banking operations
8.	Value of New Business Statistics
9.	Information for shareholders

The accounting principles applied in this document for the 2005 figures are in accordance with International Financial Reporting Standards as endorsed by the European Union (“EU”). As of the third quarter of 2005, ING implemented the amendment to IAS 39 “The Fair Value Option.” This amendment is expected to be endorsed by the EU in 2005. For more information please refer to www.ing.com.
All figures in this document are unaudited.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

34 of 45

Appendix 1.
1. Key Figures

	IFRS		Dutch GAAP
	9M	9M	FY	FY	FY	FY	FY
	2005	2004	2004	2003	2002	2001	2000

Balance sheet (EUR x billion)
Total assets[1]	1,134	964	866	779	716	705	650
Capital and reserves[1]	35	28	26	21	18	22	25

Assets under management (EUR x billion)	538	493	492	463	449	513	503

Market capitalisation (EUR x billion)	55	44	49	39	32	57	83

Income (EUR x million)
Insurance operations	42,814	41,575	55,398	53,233	59,449	55,274	34,521
Banking operations	10,464	9,564	12,537	11,680	11,201	11,111	11,302

Expenses (EUR x million)
Insurance operations	3,787	3,401	4,837	4,897	5,203	5,583	5,023
Banking operations	6,606	6,415	8,658	8,184	8,298	8,186	8,273
Impairments/additions to the provision for loan losses (EUR x million)	70	433	497	1,288	2,099	907	400
Profit (EUR x million)
Insurance operations	2,939	3,087	4,005	3,486	3,170	2,792	2,307
Banking operations	3,796	2,783	3,414	2,371	1,468	2,170	2,605

Profit before tax	6,735	5,870	7,419	5,857	4,638	4,962	4,912

Operating net profit			5,389	4,053	3,433	3,539	3,388
Capital gains/negative value adjustment shares			579	-10	820	713	620
Non-operating net profit					247	325	7,976

Net profit	5,370	4,347	5,968	4,043	4,500	4,577	11,984
Distributable net profit	5,370	4,347	5,968	4,043	4,253	4,252	4,901

Figures per ordinary share of EUR 0.24 nominal value
Operating net profit			2.53	2.00	1.77	1.83	1.76
Net profit	2.47	2.06	2.80	2.00	2.32	2.37	6.27
Distributable net profit	2.47	2.06	2.80	2.00	2.20	2.20	2.56
Dividend			1.07	0.97	0.97	0.97	1.13
Capital and reserves[1]	16.33	13.00	11.76	10.08	9.14	11.03	13.04

Ratios (in %)
ING Group
(Operating) return on equity (ROE)	26.7	25.6	22.9	21.5	17.4	15.3	10.3
(Operating) net profit growth	24	n/a	33	18	-3	4	27
Insurance operations
Combined ratio	93	92	94	98	102	103	104
Capital coverage ratio[1]	246	201	210	180	169	180	235
Banking operations
BIS ratio ING Bank[1]	10.83	10.59	11.47	11.34	10.98	10.57	10.75
Tier-1 ratio ING Bank[1]	7.21	7.00	7.71	7.59	7.31	7.03	7.22
Cost/income ratio	63.1	67.1	69.1	70.1	74.1	73.7	73.2

Employees (average FTEs)	114,800	113,200	113,000	115,200	113,060	112,000	92,650

1.	Comparable figures shown under nine months 2004 are IFRS-based figures at 1 January 2005

35 of 45

Appendix 2. First nine months profit & loss account
2.1 ING Group first nine months consolidated profit & loss account

	Insurance		Banking		Total[1]
In EUR million	9M 2005	9M 2004	9M 2005	9M 2004	9M 2005	9M 2004	Change

Premium income	34,064	32,748			34,064	32,748	4.0%
Investment income	7,289	7,433	899	327	8,165	7,597	7.5%
Interest result banking operations			6,753	6,476	6,686	6,532	2.4%
Commission income	1,052	886	1,775	1,991	2,827	2,877	-1.7%
Other income	409	508	1,037	770	1,446	1,278	13.1%

Total income	42,814	41,575	10,464	9,564	53,188	51,032	4.2%

Underwriting expenditure	35,227	34,168			35,227	34,168	3.1%
Other interest expenses	853	852			763	745	2.4%
Operating expenses	3,787	3,401	6,606	6,415	10,393	9,816	5.9%
Impairments/additions to the provision for loan losses	8	67	62	366	70	433	-83.8%

Total expenditure	39,875	38,488	6,668	6,781	46,453	45,162	2.9%

Profit before tax	2,939	3,087	3,796	2,783	6,735	5,870	14.7%

Taxation	358	532	811	780	1,169	1,312	-10.9%
Third-party interests	174	81	22	130	196	211	-7.1%

Net profit	2,407	2,474	2,963	1,873	5,370	4,347	23.5%

1.	Including inter-company eliminations
2.2 Underlying profit before tax first nine months

	Insurance		Banking		Total
In EUR million	9M 2005	9M 2004	9M 2005	9M 2004	9M 2005	9M 2004	Change

Profit before tax	2,939	3,087	3,796	2,783	6,735	5,870	14.7%

Gains/losses on divestments:
- sale of Freeler	10				10
- over-allotment ING Canada IPO	19				19
- sale Life of Georgia	-79				-79
- sale Australia non-life		219				219
- sale ING Re	20	-252			20	-252
- sale Baring Asset Management			240		240
- sale of ING Bank Slaski shares			92		92
- restructuring NMB-Heller			47		47
- sale Asian cash equity business				-84		-84
- sale CenE Bankiers				87		87

Subtotal gains/losses on divestments	-30	-33	379	3	349	-30
Profit before tax from divested units	12	100	14	70	26	170

Profit before tax excluding divestments	2,957	3,020	3,403	2,710	6,360	5,730	11.0%

Special items:
- gain old reinsurance business		96				96
- hedge result		225		- 25		200

Subtotal special items		321		-25		296

Underlying profit before tax	2,957	2,699	3,403	2,735	6,360	5,434	17.0%

36 of 45

2.3 Underlying net profit first nine months

	Insurance		Banking		Total
In EUR million	9M 2005	9M 2004	9M 2005	9M 2004	9M 2005	9M 2004	Change

Net profit	2,407	2,474	2,963	1,873	5,370	4,347	23.5%
Gains/losses on divestments:
- sale of Freeler	10				10
- over-allotment ING Canada IPO	19				19
- sale Life of Georgia	-39				-39
- sale Australia non-life		146				146
- sale ING Re	13	-164			13	-164
- sale Baring Asset Management			254		254
- sale of ING Bank Slaski shares			92		92
- restructuring NMB-Heller			47		47
- sale Asian cash equity business				-54		-54
- sale CenE Bankiers				87		87

Subtotal gains/losses on divestments	3	-18	393	33	396	15
Net profit from divested units	8	143	10	60	18	203

Net profit excluding divestments	2,396	2,349	2,560	1,780	4,956	4,129	20.0%

Special items:
- tax releases	270	100	35		305	100
- gain old reinsurance business		134				134
- hedge result		146		-16		130

Subtotal special items	270	380	35	-16	305	364

Underlying net profit	2,126	1,969	2,525	1,796	4,651	3,765	23.5%

37 of 45

Appendix 3. Third-quarter profit & loss account
3.1 ING Group third-quarter consolidated profit & loss account

	Insurance		Banking		Total[1]
In EUR million	3Q 2005	3Q 2004	3Q 2005	3Q 2004	3Q 2005	3Q 2004	Change

Premium income	11,440	10,854			11,440	10,854	5.4%
Investment income	2,563	2,715	59	178	2,612	2,838	-8.0%
Interest result banking operations			2,456	2,144	2,431	2,160	12.5%
Commission income	430	299	639	639	1,069	938	14.0%
Other income	233	144	290	200	523	344	52.0%

Total income	14,666	14,012	3,444	3,161	18,075	17,134	5.5%

Underwriting expenditure	11,898	11,554			11,898	11,554	3.0%
Other interest expenses	318	311			283	272	4.0%
Operating expenses	1,321	1,129	2,198	2,151	3,519	3,280	7.3%
Impairments/additions to the provision for loan losses	6	43	16	101	22	144	-84.7%

Total expenditure	13,543	13,037	2,214	2,252	15,722	15,250	3.1%

Profit before tax	1,123	975	1,230	909	2,353	1,884	24.9%

Taxation	81	15	322	247	403	262	53.8%
Third-party interests	65	29	7	39	72	68	5.9%

Net profit	977	931	901	623	1,878	1,554	20.8%

1. Including inter-company eliminations.
3.2 Underlying profit before tax third quarter

	Insurance		Banking		Total
In EUR million	3Q 2005	3Q 2004	3Q 2005	3Q 2004	3Q 2005	3Q 2004	Change

Profit before tax	1,123	975	1,230	909	2,353	1,884	24.9%

Gains/losses on divestments:
- sale Life of Georgia	-1				-1
- sale ING Re	20	-252			20	-252
- sale Baring Asset Management			-15		-15
- sale CenE Bankiers				87		87

Subtotal gains/losses on divestments	19	-252	-15	87	4	-165
Profit before tax from divested units		18		-28		-10

Profit before tax excluding divestments	1,104	1,209	1,245	850	2,349	2,059	14.1%

Special items:
- hedge result		67				67

Subtotal special items		67				67

Underlying profit before tax	1,104	1,142	1,245	850	2,349	1,992	17.9%

3.3 Underlying net profit third quarter

	Insurance		Banking		Total
In EUR million	Q3 2005	Q3 2004	Q3 2005	Q3 2004	Q3 2005	Q3 2004	Change

Net profit	977	931	901	623	1,878	1,554	20.8%
Gains/losses on divestments:
- sale ING Re	13	-164			13	-164
- sale Baring Asset Management			-15		-15
- sale CenE Bankiers				87		87

Subtotal gains/losses on divestments	13	-164	-15	87	-2	-77
Net profit from divested units		41		-23		18

Net profit excluding divestments	964	1,054	916	559	1,880	1,613	16.6%
Special items:
- tax releases	170	100			170	100
- gain old reinsurance business		42				42
- hedge result		43				43

Subtotal special items	170	185			170	185

Underlying net profit	794	869	916	559	1,710	1,428	19.7%

Appendix 4. Net profit and underlying profit before tax per quarter
4.1 Quarterly Results

	3Q	2Q	1Q	4Q	3Q	2Q	1Q
In EUR million	2005	2005	2005	2004	2004	2004	2004

Underlying profit before tax - Insurance Europe	465	490	505	365	397	498	352
- Insurance Americas	569	549	437	416	395	461	328
- Insurance Asia/Pacific	114	54	171	121	97	152	112
- Other	-44	-226	-127	-31	253	-151	-195

Insurance underlying profit before tax	1,104	867	986	871	1,142	960	597

- Wholesale Banking	568	481	725	537	471	423	661
- Retail Banking	501	414	394	174	350	319	325
- ING Direct	179	127	127	118	114	125	78
- Other	-3	-56	-54	-3	-85	7	-53

Banking underlying profit before tax	1,245	966	1,192	826	850	874	1,011

Underlying profit before tax	2,349	1,833	2,178	1,697	1,992	1,834	1,608
- divestments	4	-26	397	127	-175	267	48
- special items				46	67	149	80

Profit before tax	2,353	1,807	2,575	1,870	1,884	2,250	1,736

Net profit	1,878	1,551	1,941	1,408	1,554	1,663	1,130
- of which Insurance operations	977	700	730	875	931	1,076	467
- of which Banking operations	901	851	1,211	533	623	587	663

In EUR
Net profit per ordinary share	0.86	0.72	0.89	0.65	0.73	0.79	0.54

4.2 Divestments and special items before tax per quarter

	3Q	2Q	1Q	4Q	3Q	2Q	1Q
In EUR million	2005	2005	2005	2004	2004	2004	2004

Gains/losses on divestments
Insurance:
- sale Australia non-life						219
- sale ING Re	20			33	-252
- sale Life of Georgia	-1	-78		-28
- gain IPO Canada			19	249
- sale Freeler			10
Banking:
- sale Asian cash equity business							-84
- sale BHF Bank				-169
- sale CenE Bankiers					87
- sale BAM	-15		255
- sale ING Bank Slaski shares			92
- restructuring NMB Heller		47

Total gains/losses on divestments	4	-31	376	85	-165	219	-84
— of which insurance	19	-78	29	254	-252	219
— of which banking	-15	47	347	-169	87		-84

Profit before tax from divested units
Insurance		5	7	45	18	46	36
Banking			14	-3	-28	2	96

Total profit before tax from divested units		5	21	42	-10	48	132

Total impact of divestments:
Insurance	19	-73	36	299	-234	265	36
Banking	-15	47	361	-172	59	2	12

Total impact of divestments	4	-26	397	127	-175	267	48

Special items
Insurance:
- hedge result				65	67	75	83
- gain on old reinsurance business						96
Banking:
- hedge result				22		-22	-3
- restructuring provisions wholesale				-41

Total special items				46	67	149	80
- of which Insurance				65	67	171	83
- of which Banking				-19		-22	-3

Appendix 5. Balance Sheet and Capital & Reserves
5.1 ING Groep N.V. consolidated balance sheet

	30 September	1 January	9M	30 June	Q3
In EUR million	2005	2005	Change	2005	Change

Assets

Cash and balances with central banks	11,995	9,805	22.3%	11,414	5.1%
Amounts due from banks	60,509	51,721	17.0%	56,828	6.5%
Non-trading derivatives	9,137	9,127	0.1%	9,439	-3.2%
Financial assets at fair value through profit or loss	214,925	182,819	17.6%	217,749	-1.3%
Investments	315,801	265,597	18.9%	312,763	1.0%
Loans and advances to customers	455,025	390,846	16.4%	435,769	4.4%
Reinsurance contracts	7,339	6,818	7.6%	7,764	-5.5%
Property and equipment	5,847	5,805	0.7%	5,695	2.7%
Other assets	53,904	41,945	28.5%	49,664	8.5%

Total assets	1,134,482	964,483	17.6%	1,107,085	2.5%

Equity and liabilities

Capital and reserves	35,363	28,286	25.0%	35,310	0.2%
Third-party interests	2,067	2,096	-1.4%	1,665	24.1%

Total equity	37,430	30,382	23.2%	36,975	1.2%

Liabilities

Preference shares	296	296		296
Subordinated loans	5,364	4,157	29.0%	4,895	9.6%
Insurance and investments contracts	254,271	218,551	16.3%	247,625	2.7%
Amounts due to banks	124,510	95,621	30.2%	129,269	-3.7%
Customer deposits and other funds on deposit	458,649	395,699	15.9%	445,664	2.9%
Debt securities in issue/other borrowed funds	112,379	107,155	4.9%	106,997	5.0%
Financial liabilities at fair value through P&L	92,096	73,861	24.7%	85,265	8.0%
Non-trading derivatives	7,542	8,647	-12.8%	8,392	-10.1%
Other liabilities	41,945	30,114	39.3%	41,707	0.6%

Total liabilities	1,097,052	934,101	17.4%	1,070,110	2.5%

Total equity and liabilities	1,134,482	964,483	17.6%	1,107,085	2.5%

5.2 Changes in capital & reserves

In EUR million

Capital and reserves as of 31 December 2004 (ING GAAP)		25,866
Adjustments to IFRS		2,420

Capital and reserves as of 1 January 2005 (IFRS)		28,286

Net profit first nine months 2005	5,370
Unrealised revaluations equities	1,383
Unrealised revaluations debt securities	1,488
Transfer to insurance liabilities (shadow accounting)	-481
Realised capital gains equities released to profit & loss account	-238
Realised capital gains debt securities released to profit & loss account	-221
Change in cashflow / net investment hedge reserve	784
Cash dividend	-2,461
Exchange rate differences	1,698
Other	-245

Total changes first nine months 2005	7,077

Capital and reserves as of 30 September 2005		35,363

Appendix 6. Cash Flows
6. Condensed consolidated statement of cash flows

In EUR million	9M 2005	9M 2004

Net cash flow from operating activities	27,228	55,862

Investments and advances:
- associated undertakings	-970
- available-for-sale investment securities	-190,520
- held-to-maturity investment securities	-1,030
- investment properties	-222
- property and equipment	-468
- assets subject to operating leases	-771
- investments for the risk of policyholders	-31,758
- other investments	-264
Disposals and redemptions:
- associated undertakings	1,365
- available-for-sale investment securities	154,493
- held-to-maturity investment securities	221
- investment property	292
- property and equipment	388
- assets subject to operating leases	278
- investments for the risk of policyholders	25,846
- other investments	305

Net cash flow from investing activities	-42,815	-56,275

Proceeds from issuance of subordinated loans	1,080
Repayments of subordinated loans	-207
Proceeds from borrowed funds and debt securities	10,536
Repayment from borrowed funds and debt securities	-7,301
Deposits by reinsurers	277
Issuance of ordinary shares	111
Purchase of treasury shares
Sale of treasury shares
Dividends paid	-2,461

Net cash flow from financing activities	2,035	-1,440

Net cash flow	-13,552	-1,853
Cash and equivalents at beginning of year	12,257	7,338
Effect of exchange-rate changes on cash and cash equivalents	643	213

Cash and equivalents at end of period	-652	5,698

In this summary, cash comprises the following items:

Treasury bills and other eligible bills	11,187	15,097
Loans and advances to banks on demand	-23,834	-14,395
Cash and balances with central banks	11,995	4,996

Cash and equivalents at end of period	-652	5,698

Appendix 7. Additional information
7.1 Insurance profit from life and non-life

	Nine Months 2005			Nine Months 2004
In EUR million	Life	Non-life	Total	Life	Non-life	Total

Premium income	28,955	5,109	34,064	27,567	5,181	32,748
Investment income	6,561	728	7,289	6,623	810	7,433
Commission and other income	1,452	9	1,461	1,360	34	1,394

Total income	36,968	5,846	42,814	35,550	6,025	41,575

Underwriting expenditure	31,374	3,853	35,227	30,163	4,005	34,168
Other interest expenses	853		853	852		852
Operating expenses	2,823	964	3,787	2,527	874	3,401
Impairments/investment losses	8		8	67		67

Total expenditure	35,058	4,817	39,875	33,609	4,879	38,488

Profit before tax	1,910	1,029	2,939	1,941	1,146	3,087

7.2 Insurance investment income

	Nine Months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Income from debt securities/other fixed-interest securities	6,871	6,735	2.0%	2,732	2,281	19.8%
Realised gains/losses on bonds[1]	280			103
Income investment property	152	208	-26.9%	42	49	-14.3%
Change in fair value real estate	71	45	57.8%	21	-9
Dividend income	399	381	4.7%	118	137	-13.9%
Realised gains/losses on equities	176	436	-59.6%	88	396	-77.8%
Other	497	581	-14.5%	-223	125
Eliminations	-1,157	-953		-318	-264

Total	7,289	7,433	-1.9%	2,563	2,715	-5.6%

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments.
7.3 Banking investment income, commission income and other income

	Nine months			Third Quarter
In EUR million	2005	2004	Change	2005	2004	Change

Change in fair value real estate	38	0		39	-3
Realised gains/losses on equities	125	19		36	-7
Realised gains/losses on bonds	53	—		16	—
Gains/losses on divestments	379	45		-15	87
Other investment income	304	263	15.6%	-17	101

Total investment income	899	327	174.9%	59	178	-66.9%

Funds transfer	429	444	-3.4%	153	151	1.3%
Securities business	480	519	-7.5%	169	129	31.0%
Insurance broking	101	107	-5.6%	31	31	0.0%
Management fees	481	578	-16.8%	152	197	-22.8%
Brokerage and advisory fees	121	85	42.4%	50	36	38.9%
Other	163	258	-36.8%	84	95	-11.6%

Total commission income	1,775	1,991	-10.8%	639	639	0.0%

Valuation results non-trading derivatives	97	—		118	—
Share of profit associates	85	11	672.7%	54	11	390.9%
Result of trading portfolio	478	491	-2.6%	-18	98	-118.4%
Other	377	268	40.7%	136	91	49.5%

Total other income	1,037	770	34.7%	290	200	45.0%

7.4 Loans and advances to customers of the banking operations

	30 Sept.	1 January 2005	9M	30 June	3Q
In EUR billion	2005		Change	2005	Change

— Public authorities	19.6	16.9	16.0%	20.4	-3.9%
— Other corporate	231.5	200.3	15.6%	224.2	3.3%

Total corporate	251.1	217.2	15.6%	244.6	2.7%
— Mortgages	149.9	126.3	18.7%	141.7	5.8%
— Other personal	23.4	19.2	21.9%	20.7	13.0%

Total personal	173.3	145.5	19.1%	162.4	6.7%

Provisions for bank lending	-3.5	-3.9		-3.6

Total bank lending	420.9	358.8	17.3%	403.4	4.3%

Appendix 8. Value of new business statistics
The internal rates of return have been adjusted to be consistent with a 7.5% discount rate in the Netherlands to reflect expected currency movements relative to the euro. The value of new business fully reflects acquisition expense overruns, which represent excess costs for acquiring new business over and above the expense allowances provided for in the product pricing. Starting in 2005, new business statistics are converted at the average exchange rate instead of the closing exchange rate of the reporting period. In compliance with the European Embedded Value Principles, statistics are included for Value of New Business divided by the present value of premiums in Table 8.1. ING continues to focus primarily on the value of new business and the internal rate of return as key value drivers.
8.1 Value of new life business statistics

	New production 9M 2005			New production FY 2004[1]
	Value of New	Present value of	VNB/PV	Value of New	Present value of	VNB/PV
In EUR million	Business	premiums	premiums	Business	premiums	premiums

Netherlands	67	1,982	3.4%	58	3,058	1.9%
Belgium (& Luxembourg)	28	1,359	2.1%	42	1,946	2.2%
Central Europe & Spain	56	1,788	3.1%	38	1,623	2.3%

Insurance Europe	151	5,129	2.9%	138	6,627	2.1%
U.S.[2]	126	13,595	0.9%	138	16,229	0.9%
Latin America	23	407	5.7%	35	462	7.6%

Insurance Americas[2]	149	14,002	1.1%	173	16,691	1.0%
Insurance Asia/Pacific	283	10,702	2.6%	321	6,714	4.8%

Total	583	29,833	2.0%	632	30,032	2.1%

1.	Comparison with FY 2004 is provided because 9M 2004 PV of premiums is not available

2.	2004 excludes U.S. individual reinsurance business and Life of Georgia
8.2 Investment in new life business & acquisition expense overruns

	New production 9M 2005		New production 9M 2004
	Investment in new	Acquisition expense	Investment in new	Acquisition expense
In EUR million	business	overruns	business	overruns

Netherlands	111	5	115	13
Belgium (& Luxembourg)	32	1	35	0
Central Europe & Spain	89	9	76	11

Insurance Europe	232	15	226	24
U.S.	621	31	652	8
Latin America	76	9	71	2

Insurance Americas	697	40	723	10
Insurance Asia/Pacific	432	5	334	7

Total	1,361	60	1,283	41

8.3 New business production and value in developing markets1 by region

	New production 9M 2005				New production 9M 2004
			Value of				Value of
	Annual	Single	New		Annual	Single	New
In EUR million	premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Europe	145	124	43	14.7%	99	47	19	13.1%
Americas	154	159	23	12.1%	171	131	19	12.3%
Asia/Pacific	926	309	181	17.0%	543	311	146	13.8%

Total	1,225	592	247	15.6%	813	489	184	13.5%

1.	The countries included as developing markets are:
Europe: Bulgaria, Czech Republic, Hungary, Poland, Romania, Slovakia, Russia (note Russia was added for both 9M 2004 and 9M 2005)
Americas: Chile, Mexico, Peru
Asia/Pacific: China, Hong Kong, India, Korea, Malaysia, Thailand, Taiwan

Appendix 9. Information for shareholders
Shares and warrants
The average number of shares used for the calculation of net profit per share for the first nine months of 2005, was 2,171.0 million (2,108.5 million for the first nine months of 2004). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of September 2005 was 2,204.9 million (including 39.2 million own shares to cover outstanding options for ING personnel). The number of (depositary receipts for) “A” preference shares of EUR 1.20 nominal value outstanding at the end of September 2005 was 87.1 million. The dividend percentage for the “A” shares for the period from 1 January, 2004 to 1 January 2014 has been set at 4.65%. This dividend will amount to EUR 0.1582 per year until 1 January 2014. This dividend was paid for the first time in 2005.
On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of September 2005 was 17.2 million.
In the first nine months of 2005, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 1,574.9 million (purchases and sales). The highest closing price was EUR 25.12, the lowest EUR 20.99; the closing price at the end of September 2005 was EUR 24.78.
Listing
The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.
Rating
Both ING Groep N.V. and ING Verzekeringen N.V. have an AA— rating from Standard & Poor’s and an Aa3 rating from Moody’s. ING Bank N.V. has an Aa2 rating from Moody’s and an AA from Standard & Poor’s. All ratings from S&P were upgraded in August 2005 and the ratings from Moody’s were confirmed in May 2005. The ratings from Moody’s and S&P all have a stable outlook.
Important dates1

16 February 2006	Publication of annual results 2005
25 April 2006	Annual General Meeting of shareholders
27 April 2006	ING share quoted ex-final dividend
11 May 2006	Publication of results first three months
10 August 2006	Publication of results first six months
11 August 2006	ING share quoted ex-interim dividend
9 November 2006	Publication of results first nine months
15 February 2007	Publication of annual results 2006
24 April 2007	Annual General Meeting of shareholders
26 April 2007	ING share quoted ex-final dividend

1.	All dates shown are provisional. For further information see the Financial Calendar at www.ing.com

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/C. Blokbergen
C.Blokbergen
Corporate Legal, Compliance & Security Department Head Legal Department

Dated: November 10, 2005